SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

ORDINARY GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING

MARCH 19TH 2012

PETROBRAS

PETROBRAS

	INDEX
Message from the CEO		2

Invitation		4

Call for Meeting		5

Information to Vote		7

Public Power of Attorney Request		8

Items to be discussed in the Ordinary General Meeting (OGM)

1.	The Management Report, Financial Statements and Fiscal Board’s Report of Fiscal Year of 2011	9

2.	Capital Budgeting for 2012	10

3.	2011 Financial Year Results Destination	11

	Appendix I - Distribution of Net Income - CVM Instruction No 481, 17th December 2009 (Appendix 9-1-II)
		14
4.	Election of the Board members	20

	Appendix I – Information concerning the members nominated to the Board of Directors
		21
5.	Election of the Chairman of the Board of Directors	27

6.	Election of members to the Fiscal Board and their respective substitutes	28

	Appendix I – Information about the members appointed for the Fiscal Board	29

7.	Establishment of the compensation of management and effective members of the Fiscal Board	32

	Appendix I - Information on item 13 of the “Formulário de Referência”, complying with section 12 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction No. 481/09	33

Items to be discussed in the Extraordinary General Meeting (EGM)

1.	Capital Stock Increase	55

	Appendix I – Capital Increase – CVM Instruction nº 481/09 (Appendix 14)	57

Management remarks about the company's financial status, in compliance with art. 9 of CVM instruction nº 481/09		59

MESSAGE FROM THE CEO

Dear shareholders and investors,

Petrobras showed that it was fully prepared to confront the international economic crisis and closed 2011 with a legacy of solidity and expansion. In fact, it was a year of triumph. Despite the volatility and uncertainty surrounding the global scenario, our performance once again demonstrated our operational stability and financial credibility. Supported by our technical and technological expertise and the strength of our portfolio and largest market – Brazil – we maintained strong cash flow, increased output and moved ahead with our projects, especially in regard to the pre-salt discoveries.

Our oil production in Brazil grew by 1%, fueled by the start-up of the P-56 platform in the Marlim Sul field and the new wells connected to platforms installed in previous years. We recorded important advances on our two main expansion fronts: the pre-salt layer and the Campos Basin, where we expect a major contribution from the new systems and the Varredura Project in the near future.

We continued to make important strides in the pre-salt area. We implemented the Lula Pilot Project, which recorded production of up to 36,000 boed, confirming the high potential of the reservoirs. We also began extended well tests (EWTs) in Lula Nordeste and Carioca and began operating the Lula-Mexilhão natural gas pipeline, which guaranteed outflow from the Santos Basin Pre-Salt Complex. Another milestone was the declaration of commercial viability in regard to the second Santos Basin pre-salt area, Guará, which became to the Sapinhoá field.

Continuing with our ambitious project schedule, we announced the chartering of two new FPSO (Floating Production, Storage and Offloading) platforms for the Sapinhoá Norte and Cernambi pilot projects and the acquisition of four hulls for conversion to FPSOs for the development of the transfer of rights areas, constituting the largest sequence of projects by an oil company in any single region of the world. To guarantee their execution, we carried out the annual revision of the Pre-Salt Master Plan (Plansal), which indicated a 32% reduction in the investments needed to develop the area compared with the previous Plan.

Driven by the country’s economic growth, Brazilian oil product sales increased by 9%. The combination of increased demand and higher ethanol prices, which led many consumers to switch to gasoline, required us to operate at maximum efficiency and capacity use in our 12 refineries in Brazil averaged 92%. Even so, we were still forced to increase oil product imports to meet domestic demand. It is worth noting that the Brazilian market, one of the fastest-growing in the world, is a pillar of stability and development for Petrobras.

In the gas segment, we consolidated our transportation and thermal power generation structure and are now preparing for the challenge of guaranteeing the transport and monetization of pre-salt natural gas. We are therefore investing in a new LNG terminal and in fertilizer plants that will use gas as an input to produce urea and ammonia.

Biofuels have become consolidated as a reference for renewable energy and the supply difficulties in 2011 made us even more determined to expand our ethanol business by entering into partnerships and constructing new plants.

We know it is impossible to make progress alone. We continued with initiatives aimed at strengthening the oil and gas chain in Brazil. Aware of the need for skilled labor, we have already helped qualify some 80,000 workers for the industry, and this year we took one more pioneering step by launching the Progredir program to reduce supplier financing costs.

We also made progress with our strategy of ensuring key equipment and technology. We formed a partnership with Sete Brasil, which will build the first lot of seven drilling rigs to be constructed in Brazil. In addition, leading international suppliers announced the installation of research centers in Brazil, making Rio de Janeiro a new technological center for the oil industry.

All this was achieved without jeopardizing the Company’s financial health. Committed to maintaining our investment grade status and excellent market relations, we were able to execute our plans with liquidity and solvency, exemplified by the improvement in our bond rating and our raising of US$ 18.4 billion on the Brazilian and international markets.

These advances have always been underpinned by sustainability. In this context, our investments in technology, operational safety, the environment and human resources have proved particularly crucial, since they will allow us to continue moving ahead with confidence, overcoming challenges and attaining the Company’s objectives.

Maria das Graças Silva Foster
CEO of Petrobras

INVITATION

Date: March 19, 2012

Time: 3PM

Address: auditorium of the Company’s head office at Avenida República do Chile 65, 1st floor, in the city of (RJ)

Agenda items:

Ordinary General Meeting

I.	Management Report and Financial Statements with the Fiscal Board’s report, related to the year ended December 31, 2011;
II.	Capital budget related to year 2012;
III.	Distribution of the income of the year 2011;
IV.	Election of the Board of Directors’ members;
V.	Election of the Board of Directors’ President;
VI.	Election of the Fiscal Board’s members and their corresponding substitutes;
VII.	Establishment of the fees of directors and Fiscal Board’s official members.

Extraordinary General Meeting

I.	Increase in capital stock

Petróleo Brasileiro S.A. - PETROBRAS
Open Capital Company

CNPJ/MF no 33.000.167/0001-01
NIRE no 33300032061

CALL FOR MEETING

The Board of Directors of Petróleo Brasileiro S.A. - Petrobras calls the Company’s shareholders for the Ordinary and Extraordinary General Meetings to be held at March 19, 2012, at 03:00 pm, at the auditorium of the Headquarter Building at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), to discuss the following matters:

Ordinary General Meeting

I.	Management Report and Financial Statements, accompanied of opinion from the Fiscal Board, regarding the financial year ended as of December 31, 2011;
II.	Capital Budget, regarding the year of 2012;
III.	Destination of income for the year of 2011;
IV.	Election of the members of the Board of Directors;
V.	Election of the Chairman of the Board of Directors;
VI.	Election of the members of the Fiscal Board and their respective substitutes; and
VII.	Establishment of compensation of management and effective members in the Fiscal
Board.

Extraordinary General Meeting

I. Increase of the Capital Stock by acquisition of part of the fiscal incentive reserve comprised in the year of 2011, in the amount of R$ 12 million, in compliance with article 35, paragraph 1, in Ordinance n° 2.091/07 of the National Integration State Minister, increasing the capital stock from R$ 205,380 million to R$ 205,392 million, without changes to the number of common and preferred shares, as provided for in article 40, item III, in the Company’s Articles of Incorporation, and the subsequent amendment to the wording in article 4 in the aforementioned Articles of Incorporation.

The minimum percentage in the capital stock required for the request to adopt the cumulate voting for the election of the members in the Board of Directors in the General Meeting is of 5% (five percent) of voting capital, as provided for in the CVM Instruction n° 282, as of 6-26-1998. The option to request for the adoption of the cumulate voting procedure may be enforced as provided for in § 1 in article 141 in Act 6.404, as of 12-15-1976.

Shareholders holding preferred shares who are entitled to elect in the General Meeting, in a separate ballot, a representative for this class of shares for a member of the Board of Directors, will represent, at a minimum, 10% (ten percent) of the capital stock, besides to evidence the uninterrupted ownership of the equity interest as of December 19th, 2011.

The Shareholder who wishes to be represented in the aforesaid Meetings must be compliant to the provisions in article 126, paragraph 1, in the Joint Stock Company Act and in article 13 in Petrobras’ Articles of Incorporation, producing at the meeting, or, preferably, filing a power of attorney with special powers in room 1002 (Shareholder's Support Service) at the Headquarters, not later than 03:00 pm on March 14th , 2012.

Furthermore, shareholders may also choose to vote in the matters contained in this Notice upon the use of public request of a power of attorney, pursuant to CVM Instruction 481, as of December 17th, 2009.

The acceptance of electronic powers of attorney shall be done by means of the Online Meetings platform, at the web address www.assembleiasonline.com.br. To this and for such purpose, it is necessary that shareholders register in this platform.

It will be at the shareholders’ disposal, as of February 15th , in room 1002 (Shareholder's Support Service) at the Company’s Headquarter, and at the Company's web site (http://www.petrobras.com.br/ri) and at the Securities Commission’s web site (http://www.cvm.gov.br), all the relevant documentation regarding the matters to be resolved in these Ordinary and Extraordinary General Meetings as provided for in article 133, in Act 6.404, as of 12-15-1976 and in CVM Instruction 481, as of December 17th , 2009.

Rio de Janeiro, February 14th, 2012.

Guido Mantega
Chairman of the Board of Directors

INFORMATION TO VOTE

To vote in general meetings of companies and funds, the first step is to click in www.assembleiasonline.com.br/wfPublicaCadastroAcionistas.aspx and register.

After registering at Assembleias Online, you will receive an automated message containing the Instrument of Agreement, Ownership and Liability, which must be signed, notarized and consularised, and a list of documents that must be provided so that your registration can be validated.

Once your registration is validated, you will receive an email with instructions to issue your Private Digital Certificate. The Private Digital Certificate will be issued by Certisign, exclusive partner of VeriSigN in Brazil and leader in the segment.

As soon as companies or funds that you invest in publish their call notices, you will be notified by email.

After you log in on the website www.onlinegeneralmeetings.com, you select the general meeting you want. After analyzing the documents available and the management proposals, you must vote on each of the agenda items (in favor, against or abstention).Your part in the voting process ends here.

Once your vote is validated, it will be computed to the respective meeting and a receipt of your vote will be sent to your email. For increased security and integrity, Assembleias Online has hired Ernst & Young to review the environment of internal controls to further improve them.

In order to facilitate and encourage shareholders with voting rights to participate, the Company will allow shareholders to vote on the items that appear in the General Meeting Notice over the Internet by using the public request for proxies, as per CVM ruling 481, published on December 17 2009.

The electronic proxies will be received via the Online Meeting platform, at www.assembleiasonline.com.br. Shareholders must register in the platform as soon as possible in order to use it. The data used in the previous General Meeting will remain in effect. The proxy, showing the shareholder’s voting intention (electronic voting), must be sent through the system between March 01st and 18th, 2012. For more details on how to vote via the Online Meeting Platform, read the Manual that has been posted on our website.

Ordinary and Extraordinary General Meeting

Public Power of Attorney Request

Rio de Janeiro, February 15th, 2012, Petróleo Brasileiro S.A. – Petrobras hereby invites its shareholders to attend its Ordinary and Extraordinary General Meeting, to be held on March 19th, 2012, at 3.00 p.m., in order to resolve on the matter in the Notice for General Meeting.

With a view to enable and stimulate the participation of the shareholders with a right to vote, the Company provides, through the world wide web, with the possibility for the shareholders to vote on the matter in the Notice for General Meeting, through the use of public power of attorney request, as per CVM Instruction 481 issued on December 17th, 2009.

The receipt of electronic powers of attorney will be by means of the platform Assembleias Online, available at www.assembleiasonline.com.br. For such, it is necessary that the shareholders make their registration in this platform as soon as possible, and the registrations made for the last Meeting remain valid. The power of attorney, which has the shareholder’s voting intention (electronic vote), must be sent through the system between March 01st and March 18th, 2012. Please refer to the information on how to vote through the Assembleias Online system on the Investor Relations website via Financial Results and Disclosures and Meetings.

With such alternative, Petrobras seeks to reinforce its commitment to adopting the best Corporate Governance practices and transparency.

Items to be discussed in the
ORDINARY GENERAL MEETING (OGM)

PRESENTATION TO SHAREHOLDERS

ITEM 1

THE MANAGEMENT REPORT, FINANCIAL STATEMENTS AND

FISCAL BOARD’S REPORT OF FISCAL YEAR OF 2011

Dear Shareholders,

The Management Report, Financial Statements and Fiscal Board’s Report of fiscal year of 2011 is available in Petrobras website:

http://www.petrobras.com.br/ri/ShowResultados.aspx?id_materia=j5ccHdWfh6Sx nzQgAEA7jg==&id_vinculo=j5ccHdWfh6SxnzQgAEA7jg==&id_canal=2tF/ZRNfQR h8MBzVzw4QaQ==&ln=en

Rio de Janeiro, February 15th , 2012.

Maria das Graças Silva Foster
CEO

ORDINARY GENERAL MEETING (OGM)

PRESENTATION TO SHAREHOLDERS

ITEM 2

CAPITAL BUDGETING FOR 2012

Dear Shareholders,

The capital budgeting for 2012 includes total investments of BRL 58,812,271,879.00 (fifty-eight billion, eight hundred twelve million, two hundred seventy-one thousand, eight hundred seventy-nine Reais), out of which BRL 58,660,288,943.00 (fifty-eight billion, six hundred sixty million, two hundred eighty-eight thousand, nine hundred forty-three Reais) of Direct Investments and BRL 151,982,936.00 (one hundred fifty-one million, nine hundred eighty-two thousand, nine hundred thirty-six Reais) of Financial Investments (capital disbursement for other companies).

These investments will consist of BRL 3,300,000,000.00 (three billion, three hundred million Reais) from third-party funds and BRL 55,512,271,879.00 (fifty-five billion, five hundred twelve million, two hundred seventy-one thousand, eight hundred seventy-nine Reais) of the company’s own funds, mainly coming from the Company’s operating income.

Out of the company’s own funds considered in the schedule, BRL 55,360,288,943.00 (fifty-five billion, three hundred sixty million, two hundred eighty-eight thousand, nine hundred forty-three Reais) are earmarked for Direct Investments and BRL 151,982,936.00 (one hundred fifty-one million, nine hundred eighty-two thousand, nine hundred thirty-six Reais) for Financial Investments (capital disbursement for other companies). Relating to third-party funds, the amount of BRL 3,300,000,000.00 (three billion, three hundred million Reais) are earmarked for Direct Investments.

From the total investments, 59.02% are earmarked for the Exploration & Production, 33.10% for the Downstream, 5.42% for the Gas & Energy and 2.46 % for other business segment.

On account of this, based on Article 196, Act no. 6.404, dated December 15th , 1976 (amended by Act no. 9.457, dated May 5th , 1997), ratified by Act no. 10.303/2001, the Board of Directors of PETROBRAS is proposing to this Annual Shareholders' Meeting, with favorable opinion of the Fiscal Committee, the approval of the Capital Budgeting for 2012, amounting to BRL 58,812,271,879.00 (fifty-eight billion, eight hundred twelve million, two hundred seventy-one thousand, eight hundred seventy-nine Reais).

Rio de Janeiro, February 15th , 2012.
Maria das Graças Silva Foster
CEO

ORDINARY GENERAL MEETING (OGM)

PRESENTATION TO SHAREHOLDERS

ITEM 3

2011 FINANCIAL YEAR RESULTS DESTINATION

Dear Shareholders,

Petrobras accounts statement regarding the financial year, which ended on the 31st December, show a net profit of R$ 33.100.699.379,17 (thirty three billion, one hundred million, six hundred and ninety nine thousand, seventy nine and seventeen cents, Brazilian Real) including the provisioning of results and profits to be distributed by the employees, of R$ 1.295.251.000,00 (one billion, two hundred and ninety five million and two hundred and fifty one thousand Brazilian Real), in accordance with the provisions of the law.

According to the Law No. 6.404/76, changed by Laws 9.457, of 05.05.1997, and 10.303, of 31.10.2001, and to the Company's by-laws, the Board - with the favorable opinion of the Fiscal Board - herein proposes that the above-mentioned profit -following the adjustments foreseen in section 202 of the Law No. 6.404/76 - is aimed, as follows: R$ 12.000.937.175,60 (twelve billion, nine hundred and thirty seven thousand, one hundred and seventy five and sixty cents, Brazilian Real) for the payment of dividends to the shareholders, corresponding to 38.25% of the basic profit for the purpose of dividend and to R$ 0,92 (ninety two cents) per ordinary and preferred share, considering the number of shares at shareholding position date considered for distribution.

This dividend includes an interest on own capital of R$ 10.435.597.544,00 (ten billion, four hundred and thirty five million, five hundred and ninety seven thousand, five hundred and forty four Brazilian Real), subjected to an IRS rate of 15% (fifteen per cent), except for immune and exempted shareholders, equivalent to R$ 0,80 (eighty cents) per ordinary and preferred share, distributed as follows:

  R$ 2.608.899.386,00 (two billion, six hundred and eight million, eight hundred and ninety nine thousand, three hundred and eighty six Brazilian Real), made available on the 31.05.2011 and equivalent to R$ 0,20 (twenty cents) per share, referring to the installment of interest on own capital, based on the shareholding status on the 11.05.2011, approved by the Board on the 29.04.2011.

  R$ 2.608.899.386,00 two billion, six hundred and eight million, eight hundred and ninety nine thousand, three hundred and eighty six Brazilian Real), made available on the 31.08.2011, and equivalent to R$ 0,20 (twenty cents) per share, referring to the installment of interest on own capital, based on the shareholding status on the 02.08.2011, approved by the Board on the 22.07.2011.

  R$ 2.608.899.386,00 two billion, six hundred and eight million, eight hundred and ninety nine thousand, three hundred and eighty six Brazilian Real), made available on the 30.11.2011, and equivalent to R$ 0,20 (twenty cents) per share, referring to the installment of interest on own capital, based on the shareholding status on the 11.11.2011, approved by the Board on the 28.10.2011.

  R$ 4.174.239.017,60 (four billion, one hundred and seventy four million, two hundred and thirty nine thousand, and seventeen, and sixty cents of Brazilian Real) referring to R$ 0,20 (twenty cents of Brazilian Real) per share over interest on own capital, to be made available until the 30.03.2012, based on the shareholding status on this day, to be paid within 60 days following today's date, which amounts shall be updated in money, from the 31st December 2011 until the payment start date, according to Selic variation rate.

Installments of interests over equity early distributed in 2011 shall be discounted from the dividends proposed for the financial year herein, and shall be adjusted according to the Selic rate, since the payment date until the 31.12.2011.

Therefore, in order to determine the proposed dividend, the aspects as follows were considered:

a)

Section 5, paragraph 2 of Petrobras By-Laws foresees priority on receiving dividend given to preferred share at a minimum of 5% (five per cent) calculated over the installment of capital represented by this kind of share or 3% (three per cent) of the amount corresponding to the net asset value of the share, which corresponds to, in 2011, R$ 0,77 (seventy seven cents of Brazilian Real) and R$ 0,79 (seventy nine cents of Brazilian Real) per share, respectively, hence, less than the dividend of R$ 0,92 (ninety two cents) per share, herein proposed;

b)

Regarding the company's issue, dividend to be paid to both ordinary and preferred shares is higher than the minimum foreseen in section 202 of the Law 6.404/76, representing 38.25% of the basic profit for the purposes of dividend distribution.

Moreover, to face the investment foreseen to 2012, and in accordance with the annual investment program of the Company, the Board is proposing to keep net assets in profit retention reserve of R$ 18.347.610.676,87 (eighteen billion, three hundred and forty seven million, six hundred and ten thousand, six hundred and seventy and eighty seven cents of Brazilian Real), of which R$ 18.336.751.425,18 (eighteen billion, three hundred and thirty six million, seven hundred and fifty one thousand, four hundred and twenty five and eighteen cents of Brazilian Real) from the financial year profit and R$ 10.859.251,69 (ten million, eight hundred and fifty nine thousand, two hundred and fifty one and sixty nine cents of Brazilian Real) remaining from accumulated profit.

Following the favorable opinion of the Fiscal Board, the Board herein proposes to the shareholders that the destination of the net profit of the financial year is, as follows R$ 21.099.762.203,57 (twenty one billion, ninety nine million, seven hundred and sixty two thousand, two hundred and three and fifty seven cents of Brazilian Real) for reserves, of which R$ 18.336.751.425,18 (eighteen billion, three hundred and thirty six million, seven hundred and fifty one thousand, four hundred and twenty five and eighteen cents of Brazilian Real) for profit retention reserve and R$ 1.655.034.968,96 (one billion, six hundred and fifty five million, thirty for thousand, nine hundred and sixty eight and ninety six cents of Brazilian Real) for legal reserve, R$ 1.026.898.644,90 (one billion, twenty six million, eight hundred and ninety eight thousand, six hundred and forty for and ninety cents of Brazilian Real) to statutory reserve and R$ 81.077.164,53 (eighty one million, seventy seven thousand, one hundred and sixty for and fifty three cents of Brazilian Real) in tax incentive reserve, besides R$ 12.000.937.175,60 (twelve billion, nine hundred and thirty seven thousand, one hundred and seventy five and sixty cents of Brazilian Real) to be distributed to the shareholders, relating to dividends.

The Board also proposes the approval of the dividend installment - under interest on own capital - of R$ 0,80 (eighty cents of Brazilian Real) per share, following section 8 of the Company's by-laws.

Rio de Janeiro, February 15th, 2012.

Maria das Graças Silva Foster
CEO

APPENDIX I

DISTRIBUTION OF NET INCOME

CVM INSTRUCTION No 481, 17th December 2009

(APPENDIX 9-1-II)

1 – Give information on the year's net income

R - R$ 33.100.699.379,17 (amount attributed to Petrobras shareholders).

2 – Inform on the total amount and on dividends' value per share, including anticipated dividends and interest over already stated equity

Shares status date		Shares #		Benefit amount per share		Amount in Brazilian Real
	Common	Preferred	Total		Current	Preferred	Total
11.05.2011	7,442,454,142	5,602,042,788	13,044,496,930	0.20	1,488,490,828.40	1,120,408,557.60	2,608,899,386.00
02.08.2011	7,442,454,142	5,602,042,788	13,044,496,930	0.20	1,488,490,828.40	1,120,408,557.60	2,608,899,386.00
11.11.2011	7,442,454,142	5,602,042,788	13,044,496,930	0.20	1,488,490,828.40	1,120,408,557.60	2,608,899,386.00
02.01.2012	7,442,454,142	5,602,042,788	13,044,496,930	0.20	1,488,490,828.40	1,120,408,557.60	2,608,899,386.00
19.03.2012	7,442,454,142	5,602,042,788	13,044,496,930	0.12	893,094,497.04	672,245,134.56	1,565,339,631.60
				0.92	6,847,057,810.64	5,153,879,364.96	12,000,937,175.60

3 – Inform the percentage of the shared net income of the year

Amounts in R$
(a) Basic income to determine dividends	31,375,446,497.37
(b) Interests and dividends over equity	12,000,937,175.60

Percentage of the financial year net income (b) / (a)	38.25%

4 – Inform on the total amount and on dividends' value per share, distributed based on the income of prior years:

R – Shall not apply

5 – Inform, less prepaid dividends and interest on own capital already stated:

a.	Gross dividend amount and interest on own capital, per share:

	Amounts in R$

Description	Shares classification
	ON	PN	TOTAL
Interest on own capital	5,953,963,313.60	4,481,634,230.40	10,435,597,544.00
Dividends	893,094,497.04	672,245,134.56	1,565,339,631.60
Total of the proposed dividends	6,847,057,810.64	5,153,879,364.96	12,000,937,175.60
Interest on own capital paid in advance	-4,465,472,485.20	-3,361,225,672.80	-7,826,698,158.00
Update of anticipated equity interests	-168,943,709.02	-127,166,371.29	-296,110,080.31
Proposed dividends Balance	2,212,641,616.42	1,665,487,320.87	3,878,128,937.29

b.	Means and deadline for payment of dividends and interest on own capital:

R	– Last installments of interest on own capital shall be available until the 30th March and dividends shall be paid on the date to be determined during the 2012 Ordinary Meeting of Shareholders.

c.	Any restatement and interest on dividends and interest on own capital

R

– Installments of interest on own capital distributed in advance in 2011 shall be taken off the dividends proposed for the financial year herein and shall be adjusted by SELIC rate, since its payment date until the 31st December 2011.

Dividends and last installment of interest on own capital values shall be updated in cash, from the 31st December 2011 until the payment start date, in accordance with SELIC rate variation.

d. Date of dividends and interest on own capital payment declaration considered for the identification of shareholders entitled to revenue

Shares Status Date	Payment Date	Amount
11.05.2011	31.05.2011	2,608,899,386.00
02.08.2011	31.08.2011	2,608,899,386.00
11.11.2011	30.11.2011	2,608,899,386.00
02.01.2012		2,608,899,386.00
19.03.2012		1,565,339,631.60
		12,000,937,175.60

6 – In case of dividends or interest on own capital based on incomes verified during mid-term balance sheets or during small periods, proceed as follows:

a.	Inform on already stated the amount of dividends or interest on own capital

b.	Inform the date of their payment

The Company anticipates financial year dividends if stated, only.

7 – Provide a comparative table indicating the following values per shares for each type and class:

a. Financial year net income and the one regarding the three (3) previous years

	Period
	2011	2010	2009	2008
Income per ON share	2.54	3.55	3.42	4.16
Income per PN Share	2.54	3.55	3.42	4.16

b. Dividend and interest on own capital distributed on the 3 (three) previous financial years

	Period
	2011	2010	2009	2008
Dividends and interest on own capital , per ON share *	0.92000	1.03000	0.95000	1.13000
Dividends and interest on own capital , per PN share *	0.92000	1.03000	0.95000	1.13000

* Takes into account the amount of shares on the shares' status date considered for distribution.

8 – In case of use of income for legal reserve

a.	Identify the amount addressed to the legal reserve

R	- R$ 1.655.034.968,96

b.	Detail legal reserve calculation form

1 - Legal Reserve calculation

Financial Year net income	33,100,699,379.17

Percentage	5%
Legal reserve in 2011	1,655,034,968.96

9 – In case the company holds preferred shares entitled to minimum or fix dividends, proceed as follows:

a. Describe calculation formula regarding minimum or fix dividends

Each financial year, shareholders shall be entitled to dividends and/or equity interests, which shall not be less than 25% (twenty five per cent) of the adjusted net income, following the provisions set forth in Corporation Law (Lei das Sociedades por Ações), apportioned by the shares into which the company's capital stock is divided.

Petrobras By-laws, section 5, paragraph 2, sets forth the priority on receiving dividends attributed to preferred share at a minimum of 5% (five per cent) calculated over the capital share represented by the preferred share or of 3% (three per cent) of the net asset value.

b. Inform whether financial year income is enough for the full payment of fix or minimum dividends

R – Yes. The dividend proposal, relative to 2011 financial year is being submitted to the Board for shareholders approval on the 2012 Ordinary General Meeting on the amount of R$ 12.000.937.175,60.

c. Identify if a non-paid installment is cumulative

R – Not applied

d. Identify total amount of fix or minimum dividends to be paid to each class of preferred shares

R- R$ 5.153.879.364,96 e. Identify fix or minimum dividends to be paid per preferred share, of each class R – R$ 0,92 per share 10 – Regarding mandatory dividend, proceed as follows a. Describe the calculation form foreseen in the by-laws

R - Each financial year, shareholders shall be entitled to dividends and/or equity interests, which shall not be less than 25% (twenty five per cent) of the adjusted net income, following the provisions set forth in Corporation Law (Lei das Sociedades por Ações), apportioned by the shares into which the company's capital is divided.

b. Inform whether it is being fully paid

R – Yes. Proposed dividends correspond to 38.25% of the basic income.

c – Inform on the possible withheld amount

R- Not applied

11. In case of mandatory dividend withhold due to the financial situation of the company

R- Not applied

12 – In case of results addressed to contingency reserves

R- Not applied

13 – In case of results addressed to income reserves to make

R- Not applied

14 – In case of results addressed to statutory reserves

a. Describe statutory provisions foreseeing the reserve

Following the provisions set forth in section 55 of the By-laws, Petrobras shall address 0,5% of the net income on the Annual balance Sheet over integrated share capital to a special reserve for the payment of expenses regarding research and technological development programs of the Company.

b. Identify the amount addressed to the reserve

R - R$ 1.026.898.644,90

c. Describe how the amount was calculated

1 - Statutory Reserve Calculation

Share Capital	205,379,728,979.46

Percentage	0.5%
Amount addressed in 2011	1,026,898,644.90

15 – In case of income retention foreseen in capital budget

a. identify the retention amount

R – R$ 18.347.610.676,87.

b. Provide a copy of the capital budget

16 – In case of results addressed to tax incentive reserve

a. Inform on the amount addressed to the reserve

R – R$ 81.077.164,53

b. Explain the nature of the above-mentioned addressed amount

R – Tax incentives of the IRS (SUDENE e SUDAM), based on exploitation income together with the conclusion of part of the reinvestment due to fixed assets depreciation.

Rio de Janeiro, February 15th, 2012.

Maria das Graças Silva Foster
CEO

ORDINARY GENERAL MEETING (OGM)

PRESENTATION TO SHAREHOLDERS

ITEM 4

ELECTION OF THE BOARD MEMBERS

Dear shareholders,

The election of the Board Members - following the provisions set forth in the Company's By-Laws - shall be approved during this Ordinary General Meeting.

Considering the above-mentioned election, the controlling shareholder indicates the names as follows: Guido Mantega, Maria das Graças Silva Foster, Luciano Galvão Coutinho, Francisco Roberto de Albuquerque, Márcio Pereira Zimmermann, Sergio Franklin Quintella, and Miriam Aparecida Belchior.

Please find attached the Appendix I regarding the data referring to the persons indicated above, following the items 12.6 to 12.10 of the reference Form (Art. 10 of CVM 481 Instruction).

Rio de Janeiro, February 15th, 2012.

Maria das Graças Silva Foster
CEO

APPENDIX I

Information concerning the members nominated to the
Board of Directors

Names Indicated by the Controlling Shareholder

Name	Age	Board
TIF	Job	Job Position to be taken
GUIDO MANTEGA	62	Member of the Board of Directors only
676.840.768-68	Economist	Chairman
MARIA DAS GRAÇAS SILVA		Member of the Board of Directors and of the
FOSTER	58	Executive Board
694.772.727-87	Engineer	Board of Directors (effective)
LUCIANO GALVAO COUTINHO	65	Member of the Board of Directors only
636.831.808-20	Economist	Board of Directors (effective)
FRANCISCO ROBERTO DE
ALBUQUERQUE	74	Member of the Board of Directors only
351.786.808-63	Military	Board of Directors (effective)
MARCIO PEREIRA ZIMMERMANN	55	Member of the Board of Directors only
262.465.030-04	Engineer	Board of Directors (effective)
SERGIO FRANKLIN QUINTELLA	76	Member of the Board of Directors only
003.212.497-04	Engineer	Board of Directors (effective)
MIRIAM APARECIDA BELCHIOR	54	Member of the Board of Directors only
056.024.938-16	Engineer	Board of Directors (effective)

GUIDO MANTEGA - Mr. Mantega has been our Chairman of the board of directors since March 19, 2010 after being a member of this board since April 3, 2006. He is also a member of the board of directors of Petrobras Distribuidora S.A.—BR. Mr. Mantega was appointed a member of the Remuneration and Succession Committee of our board of directors on October 15, 2007. Mr. Mantega has been Brazil’s Minister of Finance since March 28, 2006, and he served as chairperson of the Group of 20 Finance Ministers and Central Bank Governors (G-20) in 2008. He is a member of the Conselho de Desenvolvimento Econômico e Social—CDES (Economic and Social Development Council), an advisory body to the Brazilian federal government. Mr. Mantega has also held the posts of Brazil’s Minister of Planning, Budget and Management and of president of the Banco Nacional de Desenvolvimento Econômico e Social—BNDES (Brazilian Development Bank). He received a bachelor’s degree in economics from the Escola de Economia, Administração e Contabilidade—FEA (School of Economy, Administration and Accounting) at the Universidade de São Paulo—USP (University of São Paulo) in 1971, and a Ph.D. in development sociology from the Faculdade de Filosofia, Letras e Ciências Humanas—FFLCH (School of Philosophy, Literature and Human Sciences) at USP, and completed specialized studies at the Institute of Development Studies—IDS at the University of Sussex, England in 1977.

MARIA DAS GRAÇAS SILVA FOSTER – Ms. Foster has been the CEO of Petrobras since February 13, 2012. Ms. Foster has worked at Petrobras for 31 years and was director for Gas and Energy from September 21, 2007 until assuming the presidency of the Company.

Currently, in addition to the position she holds, Ms. Foster is also the president of Gaspetro – Petrobras Gás S.A. and Chairman of the Board of Directors of TBG –Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. and TAG – Transportadora Associada de Gás S.A. She is a member of the Board of Directors of Petrobras, of Transpetro – Petrobras Transporte S.A., of Petrobras Biocombustível S.A., of Braskem S.A. and IBP – Instituto Brasileiro de Petróleo, Gás Natural e Biocombustíveis.

From May 2006 to September 2007, Ms. Foster served as the president of Petrobras Distribuidora S.A., and accumulated the job of financial director this past year. Prior to that, in September 2005, she took over the presidency of Petroquisa – Petrobras Química S.A., performing, simultaneously, the position of executive manager of Petroquímica e Fertilizantes at Petrobras’ Supply Management.

From January 2003 to September 2005, Ms. Foster performed the job of Secretary of Oil, Natural Gas and Renewable Fuels of the Ministry of Mines and Energy and took over, by means of decree from the President of the Republic, the positions of National Executive Secretary for Oil and Gas Industry Mobilization Program (Prominp) and inter-ministerial Coordinator of Bio Fuel Production and Use National Program, both from the Federal Government.

Prior to that, she held managerial positions in Petrobras in the area of Gas and Energy and at the Research and Development Center Leopoldo Américo Miguez de Mello (Cenpes), as well as in the TBG (Transportadora Brasileira do Gasoduto Bolívia Brasil).

Ms. Foster is graduated in Chemical Engineering by Universidade Federal Fluminense (UFF) with a master degree in Chemical Engineering and post-graduation degree in Nuclear Engineering by the Universidade Federal do Rio de Janeiro (COPPE/UFRJ), as well as a MBA degree in Economics by Fundação Getúlio Vargas (FGV/RJ).

LUCIANO GALVAO COUTINHO - Mr. Coutinho has been a member of our board of directors since April 4, 2008, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR. He has been the President of the Banco Nacional de Desenvolvimento Econômico e Social—BNDES (Brazilian Development Bank) since April 27, 2007. In addition, Mr. Coutinho is a member of the board of directors of Vale S.A., a member of the Curator Committee for the Fundação Nacional da Qualidade—FNQ (Brazilian Quality Foundation), and the BNDES representative at the Fundo Nacional de Desenvolvimento Científico e Tecnológico—FNDCT (Brazilian Fund for Scientific and Technological Development). Mr. Coutinho has a Ph.D. in economics from Cornell University, a master’s degree in economics from the Fundação Instituto de Pesquisas Econômicas—Fipe (Institute of Economic Research) at the Universidade de São Paulo—USP (University of São Paulo), and a bachelor’s degree in economics from USP.

FRANCISCO ROBERTO DE ALBUQUERQUE - Mr. de Albuquerque has been a member of our board of directors since April 2, 2007, and he is also a member of the board of directors of Petrobras Distribuidora S.A.—BR. He has been a member of the Audit Committee and the Remuneration and Succession Committee of our board of directors since April 13, 2007, and October 15, 2007, respectively. He earned a bachelor’s degree in military sciences from the Academia Militar das Agulhas Negras—AMAN (Agulhas Negras Military Academy) in Resende, in the State of Rio de Janeiro, in 1958 and in economics from the Faculdade de Ciências Econômicas de São Paulo (São Paulo College of Economic Sciences) at Fundação Álvares Penteado (Álvares Penteado Foundation) in 1968, a master’s degree in military sciences from the Escola de Aperfeiçoamento de Oficiais—EsAO (Advanced Military School) in 1969, and a Ph.D. in military sciences from the Escola de Comando e Estado-Maior do Exército—ECEME (Military Officer Training School) in Rio de Janeiro in 1977.

MARCIO PEREIRA ZIMMERMANN - Mr. Zimmermann has been a member of our board of directors since March 22, 2010 and is also a member of the board of directors of Petrobras Distribuidora S.A. – BR. He has been the President of the Remuneration and Succession Committee of our board of directors since April 29, 2010. Mr. Zimmermann is currently the Executive Secretary (Deputy Minister) of the MME, where he previously served as Minister, Executive Secretary and Secretary for Energy Planning and Development. Mr. Zimmermann is also the Chairman of the board of directors of Centrais Elétricas Brasileiras—Eletrobrás, where he previously served as the Engineering Executive Officer, and the Chairman of the board of directors of Furnas Centrais Elétricas S.A. He has been a member of the CNPE since February 2009. He was also the Energy Production and Commercialization Executive Officer and Technical Executive Officer of Eletrosul Centrais Elétricas S.A., and the Research and Development Executive Officer of Centro de Pesquisas de Energia Elétrica—CEPEL (Electrical Energy Research Center). Mr. Zimmermann holds a bachelor’s degree in electric engineering from the Pontifícia Universidade Católica do Rio Grande do Sul –PUC-RS (Pontifical Catholic University of Rio Grande do Sul), a post-graduate degree in power systems engineering from the Universidade Federal de Itajubá – UNIFEI (Federal University of Itajubá), and a master’s degree in electrical engineering from the Pontifícia Universidade Católica do Rio de Janeiro – PUC-Rio (Pontifical Catholic University of Rio de Janeiro).

SERGIO FRANKLIN QUINTELLA - Mr. Quintella has been a member of our board of directors since April 8, 2009, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR. He has been a member of the Audit Committee of our board of directors since November 13, 2009 and was appointed its president on November 11, 2011. He is vice president of Fundação Getúlio Vargas—FGV. He was member of the board of directors of the Banco Nacional de Desenvolvimento Econômico e Social—BNDES (Brazilian Development Bank) from 1975 to 1980, member of the National Monetary Council from 1985 to 1990, and president of the Tribunal de Contas (Court of Auditors) of the State of Rio de Janeiro from 1993 to 2005. Mr. Quintella holds a degree in civil engineering from the Pontifícia Universidade Católica do Rio de Janeiro—PUC-Rio (Pontifical Catholic University of Rio de Janeiro) in economic engineering from the Escola Nacional de Engenharia (National Engineering School) and in economics from the Faculdade de Economia do Rio de Janeiro (College of Economics of Rio de Janeiro). He also holds a master’s degree in business from IPSOA Institute, in Turin, Italy and graduated from the Advanced Management Program at Harvard Business School. Mr. Quintella is currently a member of the council of PUC-Rio.

MIRIAM APARECIDA BELCHIOR – Ms. Belchior has been a member of our board of directors since July 22, 2011, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR. She was appointed as a member of the Environment Committee of our board of directors on December 22, 2011. Since January 1, 2011, she has been State Minister of Planning, Budget and Management. From 2002 to 2010, she was the Articulation and Monitoring Sub-head of the Civil Household, responsible for connecting government actions and monitoring strategic projects. In 2007, she served as Executive Secretary for the Programa de Aceleração do Crescimento—PAC (Growth Acceleration Program) and became its General Coordinator in April 2010. Ms. Belchior is an engineer and holds a master’s degree in public administration and government from the Fundação Getulio Vargas-SP (Getulio Vargas Foundation). She served as a professor with the Fundação para Pesquisa e Desenvolvimento da Administração, Contabilidade e Economia—FUNDACE (Foundation for Research and Development of Administration, Accounting and Economics) and the Universidade de São Marcos (University of São Marcos).

The names indicated above:

  Have not been subject, for the past 5 years, to criminal conviction, conviction in an administrative procedure of the CVM and unappealable conviction, in the judicial or administrative sphere, which has suspended or invalidated the exercise of professional or commercial activity.

  They do not have conjugal relations, steady union, or kinship susceptible to information according to item 12.9 of the “Formulário de Referência”.

  They possess the following relation of subordination with the Company’s related parties.

Identification Job/Position	TIF/CNPJ	Relationship between the board member and the related person	Related PersonType

Issuer Director
LUCIANO GALVAO COUTINHO	636.831.808-20	Subordinator	Creditor
Board of Directors
Related person
33.657.248/0001-89
BNDES
Chairman
Obs
BNDES has financial lines with Petrobras

ORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM 5

ELECTION OF THE CHAIRMAN OF THE BOARD OF DIRECTORS

Dear Shareholders,

The election of the Chairman of the Board of Directors, according to what has been established in the Company’s Bylaws, will be approved in the course of the Ordinary General Meeting.

The controlling shareholder nominates Mr. Guido Mantega as Chairman of the Board of Directors.

Rio de Janeiro, February 15th, 2012

Maria das Graças Silva Foster
CEO

ORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM 6

ELECTION OF MEMBERS TO THE FISCAL BOARD AND THEIR
RESPECTIVE SUBSTITUTES

Dear Shareholders,

The election of members to the fiscal board and their respective substitutes, according to what has been established in the Company’s Bylaws, will approved in the course of the Ordinary General Meeting.

The controlling shareholder nominates the following names to compose the Audit Committee and respective substitutes: Marcus Pereira Aucélio (substitute: Paulo Fontoura Valle); Marisete Fátima Dadald Pereira (substitute: Ricardo de Paula Monteiro); Cesar Acosta Rech (substitute: Edison Freitas de Oliveira).

Following you will find Appendix I with the information regarding those nominated to compose the Fiscal Board, according to items 12.6 through 12.10 of the “Formulário de Referência” (Art. 10 of CVM Instruction 481).

Rio de Janeiro, February 15th, 2012

Maria das Graças Silva Foster
CEO

APPENDIX I

Information about the members appointed for the
Fiscal Board

Name	Age	Administration Office
CPF	Occupation	Elective office to be held
CESAR ACOSTA RECH	44	Fiscal Board
579.471.710-68	Economist	Permanent T.A.
EDISON FREITAS DE OLIVEIRA	74	Fiscal Board
003.143.238-72	Administrator	Alternate T.A
MARCUS PEREIRA AUCÉLIO	45	Fiscal Board
393.486.601-87	Engineer	Permanent T.A.
PAULO FONTOURA VALLE	47	Fiscal Board
311.652.571-49	Financial Analyst	Alternate T.A
MARISETE FÁTIMA DADALD PEREIRA	56	Fiscal Board
409.905.160-91	Accountant	Permanent T.A.
RICARDO DE PAULA MONTEIRO	65	Fiscal Board
117.579.576-34	Economist	Alternate T.A

CESAR ACOSTA RECH – Has been a permanent member of Petrobras’ Fiscal Board since 2008. In 2003 and 2004 held the title of Director of the Small and Medium-Sized Companies at the Ministry of Development, Industry and Foreign Trade – MDIC. He was the Administration and Finance Director of the Support Service to Micro and Small Companies – SEBRAE/National in the years 2005 and 2006. Tax Advisor at the National Bank for Economic and Social Development – BNDES for the period 2007/2008. Since 2007 has held the office of Institutional Relations Manager at the Brazilian Trade and Investment Promotion Agency - Apex-Brasil.

EDISON FREITAS DE OLIVEIRA – Has been an alternate member of Petrobras’ Fiscal Board since 2002. Currently, he holds the commissioned office of Special Internal Control Advisor of the Ministry of Mines and Energy. He has been secretary of Banco do Brasil Office and head of the Brazilian Central Bank president's Office for 17 years.

MARCUS PEREIRA AUCÉLIO - Has been a permanent member of Petrobras’ Fiscal Board since 2005. He is currently the under-secretary of Fiscal Policy of the National Treasury Department, a title he has held since January 2007. From 2002 to 2006, he held the office of general coordinator of the Funds and Tax Operations Management General Coordination. He has a degree in Forest Engineering by the Universidade of Brasília, having completed his Executive MBA in Finance by the Brazilian Capital Market Institute and his graduate studies in Public Sector Economics by Fundação Getúlio Vargas - FGV. Marcus Aucélio has been a member in the Boards of the following companies: Banespa S.A. (Fiscal Board), Banco do Brasil S.A. (Fiscal Board), Caixa de Consórcios (Fiscal Board), Centrais Elétricas Brasileiras S.A. -Eletrobrás (board of directors) and Vale S.A. (Fiscal Board).

PAULO FONTOURA VALLE – Has been an alternate member of Petrobras’ Fiscal Board since 2010. Currently, he has the title of Under-Secretary of the National Treasure Public Debt since 2006. From 1999 to 2006 he held the office of General Coordinator of Public Debt Operations. He was also a financial analyst for Banco do Brasil S/A. He holds an MBA in Finance by IBMEC, with Major in Economics by the George Washington University – USA.

MARISETE FÁTIMA DADALD PEREIRA - Has been a permanent member of Petrobras’ Fiscal Board since 2011. Has post-graduation studies in Accounting Sciences by the Universidade do Vale do Itajaí in 1990 and in Audit and Economic Sciences by the Universidade Federal de SC – Florianópolis. Holds the office of head of the Economic Counsel of the Ministry of Mines and Energy since August 2006, where she has also held the office of special advisor to the Minister of Mines and Energy, from August 2005 to July 2006. She has been Furnas’ tax advisor since April 2008. She was the manager in the Economic-Finance department at Eletrosul Centrais Elétricas SA from 1987 to July/2005 and took on the office of Accounting and Tax expert at the David Rafael Blochtein’s Accounting and Tax Counsel for the period between 1973 and 1987.

RICARDO DE PAULA MONTEIRO - Has been an alternate member of Petrobras’ Fiscal Board since 2008. Economist, with a Master’s Degree in Systems and Applications Analysis and having a post-graduation by the Spatial Research Institute –INPE, he has held the office of Special Advisor to the State Minister of Mines and Energy since 2005. He has worked for 20 years as an economist at the Centrais Elétricas do Norte do Brasil – Eletronorte.

The names appointed hereinbefore:

  Have not been subject, for the last 5 years, to criminal conviction, conviction in a CVM administrative procedure and unappeallable conviction, within the judicial or administrative scope, which has suspended or disqualified them to perform any professional or commercial activity.

  Do not have any marital relation, stable relation or relatives liable to information as provided for in item 12.9 in the Reference Form.

ORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM 7

ESTABLISHMENT OF THE COMPENSATION OF MANAGEMENT AND EFFECTIVE MEMBERS OFTHE FISCAL BOARD AS WELL AS THEIR
PARTICIPATION IN THE PROFITS PURSUANT TO
ARTICLES 41 AND 56 OF THE COMPANY’S BYLAWS.

Dear Shareholders,

Petrobras is making available a forecast of the compensation of management and effective members of the Fiscal Board for the current fiscal year.

The establishing of the compensation of management and effective members of the Fiscal Board, as well as their participation in the profits, in the form of articles 41 and 56 of the Company’s Bylaws will be approved at an Ordinary General Meeting.

Following you will find Appendix I with the information regarding the compensation of management and effective members of the Fiscal Board in the last fiscal years and the forecast mentioned above for the current fiscal year, according o item 13 of the “Formulario de Referencia” (Art.12 of CVM Instruction 481).

Rio de Janeiro, February 15th, 2012

Maria das Graças Silva Foster
CEO

Information on Item 13 of the “Formulário de Referência”,complying with section 12 of the Brazilian Securities and Exchange Commission
(“CVM”) Instruction No. 481/09

Directors wages

13.1. To describe the wages’ policy or practice regarding the Board of Directors, the Statutory and non-Statutory Board, the Fiscal board, the statues boards and the boards as follows: fiscal, risk, financial and wages.

I - EXECUTIVE OFFICERS:

a. goals of the wages policy or practice

The fixed wages of the Executive Board consists of monthly fees defined yearly by the Ordinary General Meeting (AGO) in accordance with the provisions of Article 152 of LSA. The wages goals and practices aim to recognize and compensate the Company’s directors taking into consideration the responsibility, the time dedicated to the function, the competence and professional reputation, as well as the practices applied by the market for companies of similar size as Petrobras.

b. wages composition:

i. description of wages elements and its goals

• Fees: fixed monthly wages applied to the officers as retribution to the services rendered.

• Direct and indirect benefits: aim at the life quality of the officers, including housing and health care.

• Profit Share Plan (PLR) and Bonus for performance: retribution for the efforts in the construction of the results achieved, in addition to the motivational factor for the achievement of the strategic goals.

• After-job benefits: aim at the life quality of the officers, including a pension plan.

ii. proportion of each element in the total wages

2011 Fiscal Year
Wage or pro-labore fees (Christmas Bonus and Vacation)	84%
Direct and indirect benefits	1%
PLR (Profit Share)	7%
Performance bonus	4%
After-job benefits	4%

iii. calculation and adjustment methodology of each one of the wages elements

• Wage or pro-labore fees (Christmas Bonus and Vacation) and Performance bonus: There is not a single methodology for calculation and adjustment, provided that it is taken into consideration other factors such as: negotiation with regulatory body, relevant legislation, market practices and the amount defined at the AGO.

• PLR (Profit Share): For the calculation of the PLR it shall be taken into consideration the performance indicators negotiated with the Department of Coordination and Governance of Public Companies (DEST), relevant legislation, market practices and the amount defined at the AGO. In the 2009, 2010 and 2011 fiscal years, it was practiced, respectively the payment of 2.54, 2.56 and 1.96 wagess to the Chief Executive Officer and Officers, an amount which was defined by decision of the Board of Directors.

iv. reasons that justify the arrangement of the wages

The arrangement of wages of Petrobras administrators is defined taking into consideration the economic-financial results of the Company, as well as in recognition of the Company’s administrators and alignment with the wages practices applied by the market to companies of similar size of Petrobras.

c. main performance indicators that are taken into consideration for determining each wages element

• Fees: fixed wages without an associated indicator.

• Direct and indirect benefits: without an associated indicator.

• Profit Share Plan (PLR): bound to the compliance to the performance indicators negotiated with the Department of Coordination and Governance of Public Companies (DEST), such as: National Oil Processing –Brazil, Oil and Natural Gas Production – Brazil and unit Cost of extraction without government participation.

• After-job benefits: without an associated indicator.

d. how the wages is organized in order to reflect the evolution of the performance indicators

The wages is organized so that the Profit Share Plan (PLR) is associated to the compliance to the performance indicators negotiated with the Department of Coordination and Governance of Public Companies (DEST), such as: National Oil Processing – Brazil, Oil and Natural Gas Production – Brazil and unit Cost of extraction without government participation.

e. how does the policy or wages practice align to the long, medium and short term interests of the Company

The wages of Petrobras administrators is defined by taking into consideration the economic-financial results of the Company, as well as in seeking the promotion of recognition of the administrators and the alignment to the long, medium and short term strategies of the Company, followed by the achievement of the goals defined by the Board of Directors and by indicators such as National Oil Processing – Brazil, Oil and Natural Gas Production – Brazil and unit Cost of extraction without government participation.

f. existence of wages supported by subsidiaries companies, controlled companies, or direct or indirect controlling companies

Not applicable.

g. existence of any wages or benefit associated to the occurrence of a determined corporate event, such as the disposal of the Company’s shareholders’ control.

Not applicable.

II- BOARD OF DIRECTORS:

a. goals for the wages policy or practice

The fixed wages of the Executive Board consists of monthly fees defined yearly by the Ordinary General Meeting (AGO) in accordance with the provisions of Article 152 of LSA. The wages goals and practices aim to recognize and compensate the Company’s directors taking into consideration the responsibility, the time dedicated to the function, the competence and professional reputation, as well as the practices applied by the market for companies of similar size as Petrobras.

b. wages composition::

i. description of wages elements and its goals

• Fees: fixed monthly wages applied to the directors as retribution to the services rendered.

• Direct and indirect benefits: aim at the life quality of the directors, including health care. ii. proportion of each element in the total wages

2011 Fiscal Year
Wage or pro-labore fees (Christmas Bonus and Vacation)	99%
Direct and indirect benefits	1%

iii. calculation and adjustment methodology of each one of the wages elements

The amount practiced corresponds to 10% (ten percent) of the monthly average fees received by the Executive Board and approved by the AGO, as provided for in Art. 152 and 145 of Law 6.404/76 and Law 9.292, de 12.07.96.

iv. reasons that justify the arrangement of the wages

The amount/limit for the wages of members of the Board of Directors is defined by the AGO.

c. main performance indicators that are taken into consideration for determining each wages element

Not applicable: fixed wages without an associated indicator.

d. how is wages structured in order to reflect the performance indicators

Not applicable.

e. how does the policy or wages practice align to the long, medium and short term interests of the Company

The wages of Petrobras administrators is defined by taking into consideration the economic-financial results of the Company, as well as in seeking the promotion of recognition of the administrators and the alignment to the long, medium and short term strategies of the Company, followed by the achievement of the goals defined by the Board of Directors and by indicators such as National Oil Processing – Brazil, Oil and Natural Gas Production – Brazil and unit Cost of extraction without government participation.

f. existence of wages supported by subsidiaries companies, controlled companies, or direct or indirect controlling companies

Not applicable

g. existence of any wages or benefit associated to the occurrence of a determined corporate event, such as the disposal of the Company’s shareholders’ control.

Not applicable

III- FISCAL BOARD:

a. goals of the wages policy or practice

The fixed wages of the Fiscal Board consists of monthly fees defined yearly by the Ordinary General Meeting (AGO) in accordance with the provisions of Article 152 of LSA. The wages goals and practices aim to recognize and compensate the Company’s directors taking into consideration the responsibility, the time dedicated to the function, the competence and professional reputation, as well as the practices applied by the market for companies of similar size as Petrobras.

b. wages composition:

i. description of wages elements and its goals

Fees: fixed monthly wages applied to the directors as retribution to the services rendered.

ii. proportion of each element in the total wages

2011 Fiscal Year
Wage or pro-labore fees (Christmas Bonus and Vacation)	100%

iii. calculation and adjustment methodology of each one of the wages elements

The amount practiced corresponds to 10% (ten percent) of the monthly average fees received by the Fiscal Board and approved by the AGO, as provided for in Art. 152 and 145 of Law 6.404/76 and Law 9.292, de 12.07.96.

iv. reasons that justify the arrangement of the wages

The amount/limit for the wages of members of the Fiscal Board is defined by the AGO.

c. main performance indicators that are taken into consideration for determining each wages element

Not applicable: fixed wages without an associated indicator.

d. how the wages is organized in order to reflect the evolution of the performance indicators

Not applicable.

e. how does the policy or wages practice align to the long, medium and short term interests of the Company

The monthly wages pays the directors for the services provided to the Company and is compatible to the amount practiced in the market aligning to the long, medium and short term interests of the Company

f. existence of wages supported by subsidiaries companies, controlled companies, or direct or indirect controlling companies

Not applicable

g. existence of any wages or benefit associated to the occurrence of a determined corporate event, such as the disposal of the Company’s shareholders’ control.

Not applicable

IV- FISCALING, ENVIRONMENT, AND REMUNERATION AND SUCCESSION BOARDS:

In Petrobras there are 3 (three) Boards associated to the Board of Directors (CA): Fiscaling, Environment and Remuneration and Succession. Each one consists of three (03) members of the CA which do not receive any additional wages as a result of accumulating the task.

13.2. Total wages of the Board of Directors, Executive Office and Fiscal Board

Total wages estimated for the current Dec 31, 2012 fiscal year - annual amounts
	Executive Board	Board of Directors	Fiscal Board	Total
Number of members*	7	8,83	5	20,83
Annual Fixed Wages
Fee or pro-labore (with Christmas Bonus and vacation) **	BRL 8.304.773,42	BRL 957.808,50	BRL 498.353,71	BRL 9.760.935,63
Direct and Indirect Benefits	BRL 103.830,99	BRL 7.519,21	0,00	BRL 111.350,19
Participation in boards	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
Variable Wages
Performance Bonus	BRL 1.728.923,98	0,00	0,00	BRL 1.728.923,98
Results interests	BRL 1.728.923,98	0,00	0,00	BRL 1.728.923,98
Meetings attendance	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
After-job	BRL 1.036.138,64	0,00	0,00	BRL 1.036.138,64
Job termination	0,00	0,00	0,00	0,00
Based on shares	0,00	0,00	0,00	0,00
Total wages	BRL 12.902.591,00	BRL 965.327,71	BRL 498.353,71	BRL 14.366.272,42

* The President is also a member of the Board of Directors (CA), however, this position will not be remunerated. In compliance to Law no. 12.353, of Dec 28, 2010, Petrobras amended its By-Laws and is conducting the process of election of a representative of the employees as a member of the CA, therefore, the number of members was changed from 9 to 10. Therefore, in the amount referring to the CA it is considered 9 remunerated members. The number of members corresponded to the annual average of number of members of each body calculated monthly.

* * Members of the Board of Directors and Fiscal Board are not entitled to paid vacation.

Note: The amounts considered as of the month of February are just a projection. The estimated wages does not correspond to the remuneration proposal to be offered by the controlling shareholder.

Total wages for Dec 31, 2011 fiscal year - annual amounts
	Executive Board	Board of Directors	Fiscal Board	Total
Number of members*	7	7,92	5	19,92
Annual Fixed Wages
Fee or pro-labore (with Christmas Bonus and vacation) **	BRL 10.233.900,06	BRL 702.633,23	BRL 454.562,04	BRL 11.391.095,33
Direct and Indirect Benefits	BRL 101.239,40	BRL 7.367,17	0,00	BRL 108.606,57
Participation in boards	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
Variable Wages
Performance Bonus	BRL 530.000,00	0,00	0,00	BRL 530.000,00
Results interests	BRL 915.133,64	0,00	0,00	BRL 915.133,64
Meetings attendance	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
After-job	BRL 442.085,38	0,00	0,00	BRL 442.085,38
Job termination	0,00	0,00	0,00	0,00
Based on shares	0,00	0,00	0,00	0,00
Total wages	BRL 12.222.358,48	BRL 710.000,40	BRL 454.562,04	BRL 13.386.920,92

* The President is also a member of the Board of Directors (CA), however, this position will not be remunerated. Therefore, in the amount referring to the CA it shall be considered 8 remunerated members. The number of members corresponded to the annual average of number of members of each body calculated monthly.

* * Members of the Board of Directors and Fiscal Board are not entitled to paid vacation.

Total wages for Dec 31, 2010 fiscal year - annual amounts
	Executive Board	Board of Directors	Fiscal Board	Total
Number of members*	7	8	5	20
Annual Fixed Wages
Fee or pro-labore (with Christmas Bonus and vacation) **	BRL 6.147.965,63	BRL 670.194,17	BRL 419.376,85	BRL 7.237.536,65
Direct and Indirect Benefits	BRL 92.776,95	BRL 17.700,33	0,00	BRL 110.477,28
Participation in boards	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
Variable Wages
Performance Bonus	BRL 600.000,00	0,00	0,00	BRL 600.000,00
Results interests	BRL 1.202.227,92	0,00	0,00	BRL 1.202.227,92
Meetings attendance	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
After-job	BRL 132.955,47	0,00	0,00	BRL 132.955,47
Job termination	0,00	0,00	0,00	0,00
Based on shares	0,00	0,00	0,00	0,00
Total wages	BRL 8.175.925,97	BRL 687.894,50	BRL 419.376,85	BRL 9.283.197,32

* The President is also a member of the Board of Directors (CA), however, this position will not be remunerated. Therefore, in the amount referring to the CA it shall be considered 8 remunerated members. The number of members corresponded to the annual average of number of members of each body calculated monthly.

* * Members of the Board of Directors and Fiscal Board are not entitled to paid vacation.

Total wages for Dec 31, 2009 fiscal year - annual amounts
	Executive Board	Board of Directors	Fiscal Board	Total
Number of members*	7	7,75	5	19,75
Annual Fixed Wages
Fee or pro-labore (with Christmas Bonus and vacation) **	BRL 5.341.493,29	BRL 575.446,86	BRL 372.117,85	BRL 6.289.058,00
Direct and Indirect Benefits	BRL 149.694,84	BRL 14.750,54	0,00	BRL 164.445,38
Participation in boards	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
Variable Wages
Performance Bonus	0,00	0,00	0,00	0,00
Results interests	BRL 1.017.886,28	0,00	0,00	BRL 1.017.886,28
Meetings attendance	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
After-job	BRL 106.494,84	0,00	0,00	BRL 106.494,84
Job termination	0,00	0,00	0,00	0,00
Based on shares	0,00	0,00	0,00	0,00
Total wages	BRL 6.615.569,25	BRL 590.197,40	BRL 372.117,85	BRL 7.577.884,50

* * The President is also a member of the Board of Directors (CA), however, this position will not be remunerated. Therefore, in the amount referring to the CA it shall be considered 8 remunerated members. The number of members corresponded to the annual average of number of members of each body calculated monthly.

* * Members of the Board of Directors and Fiscal Board are not entitled to paid vacation.

13.3. Variable Wages of the last 3 fiscal years and the estimate for the current fiscal year for the Board of Directors, Executive Board, and the Fiscal Board

Varying Wages foreseen for current Social year Dec 31, 2012
Body	Executive Board	Board of Directors	Fiscal Board	Total
Number of Members	7	-	-	7
Bonus
Minimum amount estimated in the remuneration plan	0,00	0,00	0,00	0,00
Maximum amount estimated in the remuneration plan	BRL 1.728.923,98	0,00	0,00	BRL 1.728.923,98
Amount estimated in the remuneration plan, if the goals are achieved	0,00	0,00	0,00	0,00
Amount effectively recognized	BRL 1.728.923,98	0,00	0,00	BRL 1.728.923,98
Interests in the Result
Minimum amount estimated in the remuneration plan	0,00	0,00	0,00	0,00
Maximum amount estimated in the remuneration plan	BRL 1.728.923,98	0,00	0,00	BRL 1.728.923,98
Amount estimated in the remuneration plan, if the goals are achieved	0,00	0,00	0,00	0,00
Amount effectively recognized	BRL 1.728.923,98	0,00	0,00	BRL 1.728.923,98

Note: The amounts considered as of the month of February are just a projection. The estimated wages does not correspond to the remuneration proposal to be offered by the controlling shareholder.

Varying Wages foreseen for current Social year Dec 31, 2011
Body	Executive Board	Board of Directors	Fiscal Board	Total
Number of Members	7	-	-	7
Bonus
Minimum amount estimated in the remuneration plan	0,00	0,00	0,00	0,00
Maximum amount estimated in the remuneration plan	BRL 1.637.393,66	0,00	0,00	BRL 1.637.393,66
Amount estimated in the remuneration plan, if the goals are achieved	0,00	0,00	0,00	0,00
Amount effectively recognized	BRL 530.000,00	0,00	0,00	BRL 530.000,00
Interests in the Result
Minimum amount estimated in the remuneration plan	0,00	0,00	0,00	0,00
Maximum amount estimated in the remuneration plan	BRL 1.637.393,66	0,00	0,00	BRL 1.637.393,66
Amount estimated in the remuneration plan, if the goals are achieved	0,00	0,00	0,00	0,00
Amount effectively recognized	BRL 915.133,64	0,00	0,00	BRL 915.133,64

Varying Wages foreseen for current Social year Dec 31, 2010
Body	Executive Board	Board of Directors	Fiscal Board	Total
Number of Members	7	-	-	7
Bonus
Minimum amount estimated in the remuneration plan	0,00	0,00	0,00	0,00
Maximum amount estimated in the remuneration plan	BRL 1.400.714,77	0,00	0,00	BRL 1.400.714,77
Amount estimated in the remuneration plan, if the goals are achieved	0,00	0,00	0,00	0,00
Amount effectively recognized	BRL 600.000,00	0,00	0,00	BRL 600.000,00
Interests in the Result
Minimum amount estimated in the remuneration plan	0,00	0,00	0,00	0,00
Maximum amount estimated in the remuneration plan	BRL 1.867.619,69	0,00	0,00	BRL 1.867.619,69
Amount estimated in the remuneration plan, if the goals are achieved	0,00	0,00	0,00	0,00
Amount effectively recognized	BRL 1.202.227,92	0,00	0,00	BRL 1.202.227,92

Varying Wages foreseen for current Social year Dec 31, 2009
Body	Executive Board	Board of Directors	Fiscal Board	Total
Number of Members	7	7,75	5	19,75
Bonus
Minimum amount estimated in the remuneration plan	0,00	0,00	0,00	0,00
Maximum amount estimated in the remuneration plan	0,00	0,00	0,00	0,00
Amount estimated in the remuneration plan, if the goals are achieved	0,00	0,00	0,00	0,00
Amount effectively recognized	0,00	0,00	0,00	0,00
Interests in the Result
Minimum amount estimated in the remuneration plan	0,00	0,00	0,00	0,00
Maximum amount estimated in the remuneration plan	BRL 1.202.227,92	0,00	0,00	BRL 1.202.227,92
Amount estimated in the remuneration plan, if the goals are achieved	0,00	0,00	0,00	0,00
Amount effectively recognized	BRL 1.017.886,28	0,00	0,00	BRL 1.017.886,28

13.4. In relation to the wages plan based on shares of the Board of Directors and the executive board, in effect in the previous fiscal year and estimated for the current fiscal year, describe:

Not applicable

a.	general terms and conditions

b.	plan’s main objectives

c.	way in which the plan contributes for such goals

d.	how does the plan is included in the Company’s remuneration policy

e.	how does the plan align with the administrators and Company’s long, medium, and short term interests

f.	maximum number of shares involved

g.	maximum number of shares to be granted

h.	conditions for acquisition of shares

i.	criteria for fixing acquisition or exercise price

j.	criteria for fixing exercise term

k.	liquidation form

l.	restriction to transfer of shares

m.	criteria and events that, whenever verified, shall result in suspension, altering or extinction of plan

n.	effects of the administrator dismissal of the Company on its provided rights in the wages plan based on shares

13.5. Inform the amount of shares or direct quotas held in Brazil or overseas, and other securities convertible to shares or quotas, issued by the Company, its direct or indirect controllers, controlled companies or under common control, by members of the Board of Directors, the executive board or the Fiscal Board, grouped as Bodies, on the date of closing of the last fiscal year

Executive Board
Titles characteristics	Amount
FGTS quotas	350
Common Shares	26.518
Preferred Shares	127.912

Board of Directors
Titles characteristics	Amount
FGTS quotas	0
Common Shares	1.116
Preferred Shares	5.942

Fiscal Board
Titles characteristics	Amount
FGTS quotas	0
Common Shares	0
Preferred Shares	0

13.6. In relation to the wages based on shares recognized in the result of the last 3 fiscal years and estimate for the current fiscal year, the Board of Directors and the executive board, develop a chart with the following content:

Not applicable

a.	Body

b.	Number of Members

c.	in relation to each granting of options for purchase of shares:

	i.	date of granting

	ii.	Amount of granted options

	iii.	Deadline for the options to become exercised

	iv.	maximum deadline for exercising of options

	v.	restriction deadline for transfer of shares

	vi.	average weighted price of each one of the following groups of options:

		•	outstanding at the begin of the fiscal year

		•	lost during fiscal year

		•	exercised during fiscal year

		•	expired during fiscal year

d.	fair value of the options on the date of granting

e.	potential dilution in case of exercise of all granted options

13.7. In relation to the outstanding options of the Board of Directors and the executive board at the end of the last fiscal year, develop a chart with the following content:

Not applicable

a.	Body

b.	Number of Members

c.	in relation to the options not exercised

	i.	Amount

	ii.	Date in which they will become exercisable

	iii.	maximum deadline for exercising of options

	iv.	restriction deadline for transfer of shares

	v.	average weighted price of exercise

	vi.	fair value of the options on the last day of the fiscal year

d.	in relation to the exercisable options

	i.	Amount

	ii.	maximum deadline for exercising of options

iii.	restriction deadline for transfer of shares

iv.	average weighted price of exercise

v.	fair value of the options on the last day of the fiscal year

vi.	fair value of the total of options on the last day of the fiscal year

13.8. In relation to the exercised options and shares delivered relative to the wages based on shares of the Board of Directors and the executive board recognized in the result of the last 3 fiscal years, develop a chart with the following content:

Not applicable

a.	Body

b.	Number of Members

c.	In relation to the exercised options inform:

	i.	Number of shares

	ii.	average weighted price of exercise

	iii.	total amount of the difference between the amount of the exercise and market value of the shares relative to the exercised options

d.	in relation to the delivered shares, inform:

	i.	number of shares

	ii.	average weighted price of purchase

	iii.	total amount of the difference between the acquisition price and market value of the shares

13.9. Summarized description of the necessary information for the comprehension of the disclosed data in items 13.6 through 13.8, as well as the explanation regarding the methodology of pricing of the shares and the options value, indicating at least:

Not applicable

a.	Method of pricing

b.	Data and assumptions used in the pricing method, including the average weighted price of shares, exercise price, expected volatility, option term, estimated dividends and risk free interest rate

c.	Method used and assumptions considered to incorporate the expected effects of the anticipated exercise

d.	Method of determining the expected volatility

e.	If any other option characteristic was incorporated in the measuring of the fair amount

13.10. Pension plans in effect conferred to the members of the Board of Directors and to the executive officers

Term - 2011	Executive Board	Board of Directors	Fiscal Board
Members	7	Not applicable	Not applicable
Plan Name	Petros, Petros 2 or private pension plan reimburse	Not applicable	Not applicable

a.     Amount of administrators that satisfy the conditions for retirement

Taking into consideration that the election of the administrators of Petrobras is defined by the Company’s By-Laws, and subsequently, they may be dismissed from their positions at any time by decision of the Shareholders, the amount and conditions for anticipated retirement shall not be considered.

b.      conditions for anticipated retirement

Taking into consideration that the election of the administrators of Petrobras is defined by the Company’s By-Laws, and subsequently, they may be dismissed from their positions at any time by decision of the Shareholders, the amount and conditions for anticipated retirement shall not be considered.

c.	Updated amount for accumulated contributions in the pension plan until the closing of the last fiscal year, discounted the portion relative to the contributions made directly by the administrators

Term	Executive Board	Board of Directors	Fiscal Board
2011	BRL 442.085,38	Not applicable	Not applicable

d.      If there is a possibility for anticipated redemption and its conditions

The pension plans have specific conditions and rules for anticipated redemption, amongst them the possibility of redemption of just part of the contributions made by the participants..

13.11. Maximum, minimum and average individual wages, of Board of Directors, the executive board and the Fiscal Board

	Executive Board	Board of Directors	Fiscal Board
	31/12/2011	31/12/2011	31/12/2011
Number of members*	7	7,92	5
Higher remuneration amount (Reais)	BRL 2.106.242,35	BRL 91.785,94	BRL 90.912,41
Lower remuneration amount (Reais)	BRL 1.463.957,80	BRL 90.912,41**	BRL 90.912,41***
Average remuneration amount (Reais)	BRL 1.746.051,21	BRL 89.646,52	BRL 90.912,41

* The President is also a member of the Board of Directors of Petrobras, however, such participation is not remunerated. The number of members corresponded to the annual average of number of Members of each Body calculated monthly.

** The amount calculated with the exclusion of five members, which exercised 1,2,4,5 and 9 months in the position along the year.

*** The amount was calculated with the exclusion of two members, which exercised 4 and 8 months in the position along the year.

	Executive Board	Board of Directors	Fiscal Board
	31/12/2010	31/12/2010	31/12/2010
Number of members*	7	8	5
Higher remuneration amount (Reais)	BRL 1.210.747,93	BRL 100.179,10	BRL 83.875,37
Lower remuneration amount (Reais)	BRL 1.123.019,83	BRL 83.875,37**	BRL 83.875,37
Average remuneration amount (Reais)	BRL 1.167.989,42	BRL 86.357,27	BRL 83.875,37

* The President is also a member of the Board of Directors of Petrobras, however, such participation is not remunerated. The number of members corresponded to the annual average of number of Members of each Body calculated monthly.

** The amount was calculated with the exclusion of two members, which exercised 3 and 9 months in the position along the year.

	Executive Board	Board of Directors	Fiscal Board
	31/12/2009	31/12/2009	31/12/2009
Number of members*	7	7,75	5
Higher remuneration amount (Reais)	BRL 975.175,81	BRL 89.132,55	BRL 74.423,57
Lower remuneration amount (Reais)	BRL 884.494,73	BRL 74.423,57**	BRL 74.423,57
Average remuneration amount (Reais)	BRL 939.995,98	BRL 76.154,50	BRL 74.423,57

* The President is also a member of the Board of Directors of Petrobras, however, such participation is not remunerated. The number of members corresponded to the annual average of number of Members of each Body calculated monthly.

** The amount was calculated with the exclusion of one member, which exercised 9 months in the position along the year.

13.12. Describe contractual arrangements, insurance policies or other instruments that organize the remuneration mechanisms or indemnification to the administrators in case of destitution or retirement, indicating the financial consequences to the Company

Not applicable

13.13. In relation to the last 3 fiscal years, indicate the total remuneration percentage of each body recognized in the Company’s result referring to the members of the Board of Directors, the executive board or the Fiscal Board which are parties related to the controlling companies, direct or indirect, as defined by the accounting rules that regulate such matter

Not applicable

13.14. In relation to the last 3 fiscal years, indicate the amounts recognized in the Company’s result as remuneration for the members of the Board of Directors, the executive board or the Fiscal Board grouped as bodies, by any other reason than the function they occupy, such as, commissions and consulting services or advisory provided

Not applicable

13.15. In relation to the last 3 fiscal years, indicate the amounts recognized in the result of controlling companies, direct or indirect, of shared control companies and the companies controlled by the Company, as remuneration of the Members of the Board of Directors, the executive board or the Fiscal Board, grouped as bodies, specifying the reasons such amounts were determined to such individuals

Not applicable

13.16. Other relevant information

The information referring to years 2009 through 2012 correspond to the period of a calendar year, that is, from January to December, not being associated, consequently, to the amount which is approved at the Ordinary General Meeting (AGO), which corresponds to the period of April to March of the following year.

On the information relative to the year 2012, the quantities and values considered in the calculation, as of the month of February, are projected, having as base the remuneration of December 2011, provided that the competence for alterations and/or adjustments in the remuneration is of the Ordinary General Meeting (AGO), scheduled for March 2012.

The Law no. 12.353, of December 28, 2010, provides for the participation of employees in the board of directors of public companies and mixed capital companies, its subsidiaries and controlling companies and other companies in which the Federal government, direct or indirectly, holds the majority of the share capital with a voting right. As a consequence, in the quantitative and values taken into consideration in the calculation for year 2011, as from the month of June, it was considered the addition of one (01) member to the Board of Directors.

Exceptionally in 2011, there was a payment in the amount of BRL 3.516.073,87 (three million, five hundred and sixteen thousand, seventy and three reais and eighty seven cents) referring to a portion of balance of accumulated vacation period of the Executive Board since the first day of term of the members of this Board until March 31, 2011.

EXTRAORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM 1

CAPITAL STOCK INCREASE

Dear Shareholders,

The Law No. 6.404, of 15th December 1976, Brazilian Corporation Law, in its section 195-A states the net profit installment arising from government donations or subsidies addressed to investment may be used for tax incentives reserve. Ministerial Order No. 2.091-A issued by the Brazilian Ministry of State and National Integration on the 28th December 2007, approved the Tax Incentives Regulation - in force in Amazonia and Northeast regions (SUDAM and SUDENE) - and determined that resources coming from reinvestment in projects approved by SUDENE and SUDAM are incorporated to the capital stock within 180 days following resources attribution (section 35, paragraph 1).

Petrobras accounts' statement regarding 2011 financial year show that the Company got back part of the incentive resources - by depreciation - coming from reinvestment in projects approved by SUDENE and SUDAM, which were used in its fixed assets, in the amount of R$ 12.407.742,93 (twelve million, four hundred and seven thousand, seven hundred and forty two and ninety three cents, Brazilian Real), addressed to tax incentive profits reserve. Moreover, we need to increase capital stock incorporated in such tax incentive profits reserve installment, following the provisions set forth in the Ministerial Order No. 2.091-A issued by the Brazilian Ministry of State and National, section 35, paragraph 1.

Therefore, the Board submits to the appreciation and deliberation of the Extraordinary General Meeting of Shareholders the proposal to incorporate part of the tax incentive profit reserve - of R$ 12.407.742,93 (twelve million, four hundred and seven thousand, seven hundred and forty two and ninety three cents, Brazilian Real), in the capital stock, increasing capital stock from R$ 205.379.728.979,46 (two hundred and five billion, three hundred and seventy nine million, seven hundred and twenty eight thousand, nine hundred and seventy nine and thirty nine cents of Brazilian Real) to R$ 205.392.136.722,39 (two hundred and five billion, three hundred and ninety two million, one hundred and thirty six thousand, seven hundred and twenty two, and thirty nine cents of Brazilian Real). The number of issued shares remains the same, following the provisions set forth in Law No. 6.404/76, section 169, paragraph 1.

As a consequence, section 4 of the company's by-laws shall be changed, which is now as follows:

“Section 4º- The capital stock is R$ 205.392.136.722,39 (two hundred and five billion, three hundred and ninety two million, one hundred and thirty six thousand, seven hundred and twenty two, and thirty nine cents of Brazilian Real), devided in 13.044.496.930 (Thirteen billion, forty four million, four hundred and ninety six thousand and nine hundred and thirty) common shares, of which 7.442.454.142 (seven billion, four hundred and forty two million, four hundred and fifty for thousand and one hundred and forty two) are ordinary shares and 5.602.042.788 (five billion, six hundred and two million, forty two thousand and seven hundred and eighty eight) are preferred shares”.

Rio de Janeiro, February 15th, 2012.

Maria das Graças Silva Foster
CEO

APPENDIX I

CAPITAL INCREASE

CVM INSTRUCTION No. 481, 17th DECEMBER 2009

(APPENDIX 14)

1 - Inform on the amount of the increase in share capital and on its new amount

Description	Amounts in Brazilian Real

Share capital before increase	205.379.728.979,46
Proposed share capital increase	12.407.742,93
Share capital after proposed increase	205.392.136.722,39

2 – Inform on how the increase shall be made, namely: a) conversion of debentures into shares; b) exercise of subscription right or of subscription bonus; c) reserve or profit capitalization; d) subscription of new shares

R: The capital increase shall come from the capitalization of part of the reserve of tax incentives revenues.

3 – Detailed explanation of the reasons for the increase and its economic and legal consequences

R: Capital increase coming from the incorporation of IRS tax incentive revenues (SUDENE and SUDAM) following the destination of part of the deposits to reinvestment, as foreseen in Portaria nº 2.091-A, section 35, paragraph 1 of the Ministry of State and national Integration.

4 – Provide copy of the fiscal board, if applied

R: Not applied.

5 – In case of capital increase by shares' subscription

R: Not applied.

6 – In case of capital increase by capitalization of profits or reserves

a. Inform whether it will imply a change in shares' nominal value, if applied, or a distribution of new shares amongst the shareholders

R: Not applied.

b. Inform whether profit or reserves capitalization shall take place with or without a change in the number of shares, in non per value companies

R: It will take place without a change in the number of shares.

c. In case of distribution of new shares

R: Not applied.

d. Inform on the deadline foreseen in section 169, paragraph 3 of the Law 6.404, from 1976

R: Not applied.

e. Inform and provide data and documents on item 5, above, if reasonable

R: Not applied.

7 - In case of a capital increase due to conversion of debentures in shares or due to the exercise of subscription bonus

R: Not applied.

MANAGEMENT REMARKS ABOUT THE COMPANY'S FINANCIAL STATUS,
IN COMPLIANCE WITH ART. 9 OF CVM INSTRUCTION NO. 481/09

10. Remarks made by the officers

10.1.	The officers must comment on:

a. general financial and asset conditions

Our financial strategy focuses on maintaining financial leverage on a proper range, between 25% and 35%, preserving capital cost at the lowest levels possible, considering the financial environment. We will continue our policy with regard to postponing the due date for the payment of our debts, exploring domestic market financing capacity and enhancing our fix revenue investors' base, in order to develop a strong presence on international capital markets.

b. capital structure and the possibility of share or stocks' redemption, mentioning:

The capital structure of Petrobras (Net Third Parties Capital/Total Net Liability) has changed from 48% in 2009 and 33% in 2010 to 39% in 2011. The net leverage (Net Indebtedness (Net Indebtedness + Net Equity)), on the other hand, has changed from 31%, in 2009 and 16% in 2010 to 24% in 2011. The reductions observed in 2010 in both indicators derived from the net equity expansion, due to the increase of the paid-up capital in September 2010. The rises observed in 2011 are due to the higher net indebtedness of the Company.

i. redemption chance

The Company does not foresee stocks' redemption.

ii. redemption value calculation formula

The Company does not foresee stocks' redemption.

c. payment capacity regarding financial undertakings

We have used our own resources especially related to capital expenses, payments of dividends and debt refinancing. In 2009, 2010 and 2011, we met such requirements with internally generated funds, short and long term debts, and resources deriving from the capital increase. We believe that by means of our cash generation and by accessing the debts market, we will be able to maintain the capacity of payment in relation to the commitments acknowledged without compromising the Company’s financial health.

d. financing sources for working capital and investment on non-current assets used

In 2009, 2010 and 2011, we financed our working capital by means of short term debts, usually related to our commercial flow, with export credit notes and advancements on exchange contracts. The noncurrent assets investments are financed by long term debts with issuance of international market bonus, loans from export credit agencies, export financing, export pre-payment, financing from the development banks in Brazil and overseas, and lines of credit with national and international private banks. The funds raised by means of increase capital in September 2012 have been applied in investments provided in the Company’s Business Plan.

e.	financing sources for working capital and investment on non-current assets to be used on net deficiencies coverage

We intend to finance our working capital by means of short term debts, usually related to our commercial flow, with export credit notes and advancements of exchange contracts. The noncurrent assets investments should be financed by long term debts with issuance of international market bonus, loans from export credit agencies, export financing, export pre-payment, financing from the development banks in Brazil and overseas, and lines of credit with national and international private banks.

f.	debt levels and features:

	i.	relevant loan and financing agreements

When compared to the same period the year before, gross debt increased R$ 39.606 million following long-term borrowings and the impact of an exchange depreciation of 12.6%. Such resources aim mainly at the development of oil and gas production projects, pipes and ships construction and industrial facilities extending, in accordance with the company's investment intensive program.

Long-term borrowings in 2011 were, as follows:

Fundraisings

a) Abroad

Company	Date	Value (BRL million equivalent)	Due date	Description
PifCo	jan/11	10.029	2016, 2021 e 2041	Global notes amounting to USD 2,500 million, USD 2,500 abd USD 1,000 million with coupon of 3.875% p.a., 5,375% p.a., and 6,75% p.a. respectively.

Charter	jan/11	1.264	2018	Loan with Standard Shatered amounting to USD 750 million Libor plus 1,5% p.a.

PNBV	mar/11	1.079	2015 e 2021	Loan with Bank Of Tokyo-Mitsubishi amounting to USD 150 million - Libor plus 1,25% p.a. ; and with Banco Santander S. A. , HSBC Bank PLC, HSBC Bank USA, N.A. and SACE S.P.A. amounting to USD 500 million - Libor plus 1,10% p.a.

PNBV	jun/11	3.175	2018	Loans with Banco Santander S. A. and Grand Cayman Branch of USD 1,500 million - Libor plus 1,476% p.a.; and with the Bank of Tokyo-Mitsubishi of USD 500 million - Libor plus 1,30% p.a.

PNBV	ago/11	1.027	2016 e 2023	Loans with Banco JP Morgan Chase Bank,N.A, Export-Import Bank of the United States amounting to USD 300 million - Libor plus 0,45% p. a. ; and with Banco Citibank International PLC amounting to USD 343 million - Libor plus 0,85% p.a.

PNBV	dez/11	459	2018	Loan with Export Development Canada Bank of USD 250 million - Libor plus 1,40% p.a.

PifCo	dez/11	4.485	2018 e 2022	Global notes amounting to € 1.250 million and € 600 million with coupon of 4,875% p.a., and 5,875% p.a. respectively.

PifCo	dez/11	1.990	2026	Global notes amounting to £ 700 million with coupon of 6,25% p.a.
		23.508

b) In the country

Company	Date	Values	Due date	Description
Citepe and Suape Pretrochemical Companies	maio/11 a dez/11	1.056	2022 and 2023	Financings with BNDES for establishing industrial unit – TJLP plus 1,36% p. a and 2,96% p. a.

Petrobras	jul/11	1.023	2022	Financing with BNDES earmarked for the construction of Mexilhão platform - TJLP plus 2,76% p.a.

Fundo de Invest. Imobiliário FCM	out/11	444	2023	Issuance of Real Property Loans for the construction of new bases and extension of lube plant of BR Distribuidora – IPCA plus 2,1% p.a.

Petrobras	nov/11	2.500	2018	Financing arranged with Caixa Econômica Federal, through the issuance of Export Credit Notes, at a reate of 111,29% of the CDI average value.

Refap	mar/11 a dez/11	487	2018 e 2022	Financings with BNDES of BRL 285 - TJLP plus 1,36% p.a. and 2,26% p.a., and subscription of debentures of BRL 202 - 1,96% p.a. above the currency collar of BNDES.

		5.510

ii. other long-term relationships with financial institutions

There are no long-term relationships with financial institutions.

iii.	degree of subordination among the debts
iv.

possible restrictions imposed on the issuer, particularly regarding the limits of indebtedness and hiring new debt, dividend distribution, asset transfers, the issuing of new securities, and the transfer of corporate control

g. usage limits for financing that has already been hired

There is no limit for using the financing that has already been hired.

h.	significant changes in each financial statement item

Consolidated Results - R$ million
	Year
	2011	2010
Sales	244.176	211.842
Cost of products sold	(166.939)	(135.617)
Gross profit	77.237	76.225
Expenses
Sales	(8.950)	(8.557)
General and administrative	(8.647)	(7.802)
Exploration costs f/ oil extraction	(4.428)	(3.797)
Research and development	(2.444)	(1.739)
Fiscal	(777)	(891)
Other	(6.588)	(7.045)
	(31 .834)	(29.831)

Profit before financial, and interest income and taxes	45.403	46.394
Financial revenue	6.543	4.424
Financial expenses	(2.422)	(3.145)
Currency and Exchange Rate Changes	(3.999)	1.341
Net financial income	122	2.620

Interest on investments	386	585
Interest on profits or income	(1.560)	(1.691)
Profit before taxes	44.351	47.908
Income tax/social contribution	(11.241)	(12.027)
Net Profit	33.110	35.881
Attributable to:
Petrobras' Shareholders	33.313	35.189
Non-controlling shareholders	(203)	692
	33.110	35.881

Analysis of the Income Statement - 2011:

Net profit attributable to shareholders of Petrobras reached R$ 33.313 million, 5% below the year 2011;

Sales Revenue

15% increase in Sales Revenue (R$ 32.334 million), resulting from a)higher international oil prices (Brent 40%) and oil products, reflected on the prices of exports, international sales, trading and oil products transactions traded on the domestic market and linked to international prices, b) rising prices of gasoline and diesel in the domestic market in November(10% and 2%, respectively), c) increased domestic demand (6%), mainly gasoline (24%), reflecting its greater competitiveness compared to ethanol, diesel (9%) and jet fuel (12%) and 2% increase on production of oil and gas in Brazil.

Cost of Products Sold

23% increase (R$ 31.322 million) due to a)increase of internal market demand (6%), b)higher imported volumes of oil and oil products to attend the local market, c)higher international prices over imports of oil and oil products, trading operations and government interests.

Gross Profit

Gross Profit increased 1%, from R$ 76.225 million in 2010 to R$ 77.237 million in 2011. The increase was due higher sales revenue, offset by higher cost of products solds, as mentioned above.

Expenses increased R$ 2.003 million, as follows:

General and administrative expenses

R$ 845 million increase due to Personnel expenses as a result of the ACT 2011, on workforce, on personnel training expenses, and on contracted technical services;

Exploratory costs

R$ 631 million increase as a result of an intensification in operational activity and higher write-off amounts of dry wells in Brazil;

Research and development

R$ 705 million increase reflecting major expenses with Oil and Water Submarine Separation Systems-SSAO and with projects requested to ANP accredited institutions, in accordance with the Regulation ANP No. 5/2005;

Other operating expenses

Decrease of R$ 457 million, once 2010 was burdened by the provision of judicial and administrative proceedings (R$ 1.164 million) and 2011 was benefited from the recognition of gains from litigation and arbitration (R$ 883 million) related to the recovery of COFINS and to compensation of the P-48 construction, despite of impairment (R$ 588 million) and increase of R$ 843 million with unscheduled shutdowns and pre- operating expenses.

Net financial results

R$ 122 million net financial revenues were 95% less in 2010 (R$ 2.620 million), due to:

•  Exchange depreciation of 12,6% over debt (4.3% appreciation in 2010), generating an exchange expense of R$ 3.999 million (R$ 1.341 million revenue in 2010);

•  Increase on revenues with major financial investment in the country (R$ 2.119 million).

Non-controlling shareholders' shares

Positive variation on the result attributed to non-controlling shareholders (R$ 895 million), as a result of the impact of the exchange rate variation on special purpose entity (SPE) debt expressed in U.S.dollars.

Analysis of the main accounts – 2011:

Cash and equivalents

The R$ 6.331 million increase was due:

•  Cash provided by operating activities of R$ 56.322 million, mainly by the increase in gross profit and income on cash.

•  Cash used in investing activities of R$ 57.838 million, mainly due to investments in securities with funds raised through IPO in 2010.

•  Cash generated from financing activities of R$ 7.664 million, strongly influenced by the IPO in 2010.

•  Positive exchange rate effect on cash and cash equivalents abroad (R$ 183 million).

Bonds and securities

R$ 9.205 million reduction was due to funds' redemption for working capital needs.

Inventory

R$ 8.772 million increase was due to the effect caused by the international rating of the commodities over the imports and government interests, as well as to the increase in oil inventory volumes.

Fixed Assets

The increase in fixed assets of R$ 62.172 million was due investments to improve production capacity, modernization and expansion of refining capacity and the integration and expansion of our transportation systems, through pipelines and distribution systems.

BRL million
Balance on January 1, 2010	224.186
Accretions	63.750
Compound interest	5.508
Busines merger	212
Write-offs	(2.840)
Transfers	4.992
Depreciation, amortization and depletion	(13.998)
“Impairment” - provision	(446)
“Impairment” - reversal	539
Conversion accrued adjustment	(1.808)
Balance on December 31, 2010	280.095
Accretions	59.728
Compound interest	7.325
Busines merger	24
Write-offs	(3.251)
Transfers	10.006
Depreciation, amortization and depletion	(17.134)
“Impairment” - provision	(758)
“Impairment” - reversal	96
Conversion accrued adjustment	6.136
Balance on December 31, 2011	342.267

Fixed assets are as follows:

	31/12/2011	31/12/2010
Cost	469.072	389.088
Accrued depreciation, amortization and depletion	(126.805)	(108.993)

Balance	342.267	280.095

Analysis of main accounts – 2011:

Financial

Gross debt increased 34% in 31.12.2011, when compared to the same period last year (31.12.2010) due to long-term borrowing, such as BNDES, bonds, and global notes, and also due to the impact of a 12.6% exchange depreciation.

10.2.   The officers must comment on

a.   the issuer's operations' results, particularly:

i.   description of any important revenue components

Our revenues derive from:

(a) local sales, consisting of derivates (such as: diesel, gasoline, aircraft fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas, ethanol, electricity and petrochemical products;
(b) export sales, mainly consisting of crude oil and oil products sales;
(c) international sales, consisting of crude oil, natural gas and oil products sales, which are purchased, produced and refined abroad; and
(d) other revenues, including services, returns on investments and exchange gains.

ii.   factors that affected the operating results materially

Analysis 2011 x 2010

(a) higher international oil prices (Brent 40%) and by-products, reflected on the prices of exports, international sales, trading and derivatives transactions sold in the domestic market linked to international prices;
(b) increase of prices of gas and diesel in the domestic market in November, 10% and 2%, respectively;
(c) greater volume of sales in the domestic market (6%), mainly gas (24%), reflecting greater competition in relation to ethanol, diesel (9%) and QAV (12%) ;
(d) increased production of oil and gas by 2% in Brazil;
(e) higher volumes of imported oil and oil by-products to meet the domestic market;
(f) effect of higher international prices on imports of oil and by-products and government interests; and
(g) higher operating expenses, especially for overhead and administrative expenses, exploration, research and development costs, loss on asset recovery and expenses with unscheduled stoppages.

b.   variations in revenue attributable to changes in prices, exchange rates, inflation, changes in volumes, and the introduction of new products and services

Variations of Prices, Exchange Rates:

BRL million
		Year
	2011	2010	2011 X 2010 (%)

Economic and Financial Indicators
Brent Petroleum (USD/bbl)	111,27	79,47	40%
Average Selling Dollar (BRL)	1,67	1,76	-5%
Final Selling Dollar (BRL)	1,88	1,67	13%

Price Indicators
(BRL/bbl)	167,87	158,43	6%
Average selling price - Brazil
. Oil (USD/bbl)	102,24	74,66	37%
. Natural Gas (USD/bbl)	52,96	41,19	29%
Selling average price - International
. Oil (USD/bbl)	91,37	66,42	38%
. Natural Gas (USD/bbl)	17,28	14,15	22%

Variation of Sales Volume in thousand barrels/day:

Sales Volume
		Year
	2011	2010	2011 X 2010 (%)
Diesel	880	809	9
Gasoline	489	394	24
Fuel Oil	82	100	(18)
Naphtha	167	167	-
LPG	224	218	3
Jet Fuel	101	90	12
Others	188	180	4
Total oil products	2.131	1.958	9
Ethanol and other products	86	99	(13)
Natural Gas	304	312	(3)
Total domestic market	2.521	2.369	6
Export	655	698	(6)
International Sales	540	581	(7)
Total international market	1.195	1.279	(7)
Total	3.716	3.648	2

Effects of price change, exchange rate and volume on gross profit :

		BRL million
			Change 2011 X 2010
Analysis of Gross Profit - Main Factors		Net Income	Sales Cost	Gross Profit
Domestic Market	effect of volumes sold	5.469	(2.372)	3.097
	effect of prices	8.767		8.767
. Mercado externo:	effect of volumes exported	(2.671)	1.625	(1.046)
	effect of export prices	9.313		9.313
. (Increased) reduction of expenditure: (ii)			(21.068)	(21.068)
Increase (reduction) of profitability of Distribution Segment		8.076	(7.734)	342
Increase (reduction) of profitability of trading operations		2.323	(1.895)	428
Increase (reduction) of international sales		4.290	(2.537)	1.753
in foreign controlled companies		(1.889)	1.607	(282)
Other		(1.344)	1.052	(292)
		32.334	(31.322)	1.012

(ii) Composition of expenditure change:		Value
Import of oil, gas and byproducts		(11.012)
government's interests in the country		(5.301)
materials, public services, rental fees and depreciation		(2.415)
third-party services		(1.354)
sea and watervay transports		(576)
wages, advantages and benefits		(693)
purchase of renewables		(361)
- sea and watervay transports (1)		301
generation and purchase of energy for trading		343
		(21.068)

c.	the impact of inflation, of the variation in the prices of the main input and products, and of the exchange and interest rates on the operating results and on the issuer's financial result

Analysis 2011 x 2010

Operating result: Higher international oil and oil products prices reflected on the prices of exports, international sales, trading operations and oil products sold in the domestic market and also reflected on import costs and government interests.

Financial result: Negative effect of R$ 2.498 million, due to exchange rate variation on the debits.

Financial Income
BRL Million
		Year
	2011	2010	2011 X 2010
Exchange rate effect on net indebtedness	(4.482)	990	(5.472)
Currency change on financings	(102)	(276)	174
Net Financial Expenditure	(3.240)	(4.578)	1.338
Financial income on net indebtedness	(7.824)	(3.864)	(3.960)
Exchange rate change on system companies abroad	(218)	(395)	177
Paid-in financial charges	7.361	5.262	2.099
Hedge on commercial and financial operations	(387)	9	(396)
Securities	480	643	(163)
Other net expenditure and income	(93)	(56)	(37)
Other net exchange rate and currency changes	803	1.021	(218)
Net financial income	122	2.620	(2.498)

ΔExchange rate (Dollar)	12,58%	-4,31%
ΔSELIC	11,67%	9,82%
6-month Libor (annual rate)	0,81%	0,46%

10.3.  The officers must comment on the relevant effects the following events have caused or are expected to cause on the issuer's financial statements and results:

a.  introduction or transfer of operating segment

From 2011, businesses with Biofuels are presented in their own area. Previously, such information was entered into the corporate body group. To facilitate comparison, information from the previous period was reclassified.

b.  constitution, takeover or divestiture

Companhia de Desenvolvimento de Plantas Utilidades S.A – CDPU

On December 23, 2011, Petrobras acquired 80% of Companhia de Desenvolvimento de Plantas Utilidades S.A -CDPU for $ 20 million. With this transaction the Company now owns 100% of CDPU.

The CDPU is a utility central which holds the steam and electric power generation, water and wastewater treatment units for Complexo Petroquímico do Rio de Janeiro - COMPERJ.

Gas Brasiliano Distribuidora S.A.

On July 29, 2011, Petrobras Gás S.A.- Gaspetro acquired 100% of shares in Gas Brasiliano Distribuidora S.A. -GBD for R$ 425 million (equivalent to US$ 271 million). The assessment of fair value of assets and liabilities has not been completed, therefore a goodwill of R$ 19 million was preliminarily recognized.

The operation was authorized by the regulatory agency of São Paulo in April 2011 and the addendum to the concession agreement of GBD was signed in July 2011, meeting the conditions of the contract entered into with the Ente Nazionale Idrocarburi S.p.A - ENI in 2010.

GBD has the concession of the service of distribution of natural gas in the northwest region of São Paulo and the concession contract began in December 1999 effective for 30 years and may be extended for another 20 years.

BSBios Indústria e Comércio de Biodiesel Sul Brasil S.A.

On July 1, 2011, Petrobras Biocombustível S.A. acquired 50% of equity interest in BSBios Indústria e Comércio de Biodiesel Sul Brasil S.A. upon payment of R$ 133 million as follows: R$ 76 million in local currency and contribution of R$ 57 million related to interest in BSBios Marialva Indústria e Comércio de Biodiesel S.A.

Evaluation of net assets at fair value - Nova Fronteira, Bioóleo, Braskem, Guarani and Total Canavieira

In 2010, the Company entered into investment agreements for entering the capital stock of the companies Nova Fronteira Bioenergia S.A., Bioóleo Indústrial e Comercial Ltda., Braskem S.A., Guarani S.A e Total Agroindústria Canavieira S.A. In 2011, the evaluations of net assets acquired at fair value were completed, as follows:

	Jointly Owned Subsidiary			Affiliates
	Nova Fronteira	Bioóleo	Braskem	Guarani	Total Agroindústria Canavieira	Total
Consideration transferred by the purchase	432	18	2.805	878	155	4.288
Interest in the fair value of net assets purchased	(425)	(16)	(2.240)	(799)	(89)	(3.569)
goodwill from the expectations of future income	7	2	565	79	66	719
Acquired interest in total capital (%)	49.00%	50.00%	10.69%	31.44%	43.58%

Interest at the fair value of net assets acquired includes gain of fixed and intangible assets amounting to R$ 358 million, which is classified in the group of investments, as well as the goodwill of R$ 719 million.

Special Purpose Companies (SPCs)

The Company exercised SPC purchase option during the year 2011 which resulted in an increase of R$ 910 million in net equity attributable to its shareholders as additional capital contribution, as follows:

From this purchase option, Gasene Participações Ltda. Gasene Transportadora's former parent company, was no longer consolidated in Petrobras.

Dateof Option	Corporate Name of SPE	Shares%	Capital additional Contribution
Jan 12, 2011	Companhia Mexilhão do Brasil – CMB	100%	112
Nov 11, 2011	TransportadoraGase S.A. – Gasene	100%	789
Dec 09, 2011	Companhia de Recuperação Secundária - CRSec	100%	9
			910

Innova S.A.

On March 31, 2011, Petrobras now owns directly 100% of capital stock of Innova, a petrochemical company located in Triunfo (RS), which was indirectly controlled by Petrobras Argentina (Pesa). The transaction value was US$ 332 million (equivalent to R$ 551 million), of which US$ 228 million paid in April 2011 and US$ 104 million maturing on October 30, 2013, adjusted by LIBOR (12 months) from the date of execution of the shares purchase agreement (SPA). This transaction resulted in a reduction of R$ 90 in equity attributable to shareholders of Petrobras, as a result of the reduction of non-controlling interest in this venture.

Cia Energética Suape II

Petrobras has a 20% of interest in Energética Suape II S.A., whose goal is to build a power plant in the municipality of Cabo de Santo Agostinho - PE, with power of 380 MW. The remaining interest (80%) belongs to Nova Cibe Energia S.A.

On May 31, 2011, Petrobras made the deposit of R$ 48.4 million related to shares not subscribed by Nova Cibe, whose exercise of the option occurred on May 5, 2011, as provided in the Shareholders Agreement of Suape II.

Petrobras holds the deposit as a right to acquire equity interest in the investment group, until settlement of the dispute in arbitration.

Albacora Japão Petróleo Ltda.

On May 6, 2011, Petrobras exercised its option to purchase the assets of oil production from SPE Albacora Japão Petróleo Ltda. at the amount of R$ 10 thousand. From this option, SPE is no longer consolidated in Petrobras, due to the fulfillment of related contractual obligations.

Sale of Refinery of San Lorenzo and part of the distribution network in Argentina

On May 2, 2011, the Company sold refining and distribution assets in Argentina to Oil Combustibles S.A. for US$ 102 million, according to an agreement signed in 2010. The operation, which is subject to approval from the regulatory body in Argentina, included a refinery located in San Lorenzo in the province of Santa Fé, a fluvial plant, network of fuel marketing linked to the refinery (approximately 360 sales outlets and associated wholesale customers), well as the stocks of oil and oil by-products.

Logum Logísticas S.A.

On March 1, 2011, the corporate name of PMCC Soluções Logística de Etanol S.A. was changed to Logum Logística S.A., according to the shareholders' agreement, whose ownership structure is as follows: Petrobras -20%; Copersucar SA - 20%; Raízen Energia S.A. - 20%; Odebrecht Transport Participações S.A.- 20%; Camargo Correa Óleo e Gás S.A.- 10%; and Uniduto Logística S.A.- 10%.

Logum will be responsible for the construction of a multimodal logistics system for transport and storage of ethanol, development and operation of the system that will involve oil pipeline, waterways, roads and coastal shipping.

Merger of Subsidiaries

In the year 2011, the Special Shareholders Meetings of Petrobras approved the merger of subsidiaries to its equity, without a capital increase, as follows:

EGM Date	Corporate Name
01/31/2011	Comperj Petroquímicos Básicos S.A. e Comperj PET S.A.
04/04/2011	Companhia Mexilhão do Brasil – CMB
12/19/2011	Termorio S.A., Usina Termelétrica de Juiz de Fora S.A. e Fafen Energia S.A.

Such merges aim to simplify the corporate structure and minimize costs.

Merger of Petroquisa and split-off of BRK
On January 27, 2012, Petrobras Special Shareholders Meeting approved the merger of Petrobras Química S.A. -Petroquisa and split-off of BRK Investimentos Petroquímicos S.A. - BRK with version of the split portion of the assets of Petrobras, without a capital increase.

Investment Agreement for partnership in Gas Brasiliano Distribuidora
On February 8, 2012, Petrobras Gás S.A. - Gaspetro, Gas Brasiliano Distribuidora S.A. - GBD and Companhia Energética de Minas Gerais - Cemig signed an Investment Agreement providing for the entry of Cemig in the capital stock of GBD, resulting in a company with 60% interest of Gaspetro and 40% of Cemig. Currently, GBD is 100% owned by Gaspetro.

The implementation of this Agreement is subject to approval from regulatory body and completion of the transaction expected to occur during the year 2012.

c. unusual events or operations

There were no unusual events or operations.

10.4.  The officers must comment on:

a. significant changes made to accounting practices

In 2011, the Company adopted accounting practice under CPC 19 (R1), approved by CVM Resolution 666/11, which allows the use of the equity method for evaluation and demonstration of investment in jointly controlled entities. Previously, these investments were consolidated in the accounts of assets, liabilities, revenues and expenses in proportion to the equity interest.

Despite the adoption of the CPC 19 having produced changes in accounts of assets, liabilities, revenues and expenses, as well as indicators, the effect was void in terms of net income and shareholders' equity attributable to shareholders of Petrobras.

In terms of profit before financial income, the interests and taxes for the period January-September 2011, the effect of deconsolidation of investments in jointly controlled entities was a reduction of $ 553 million, in contrast to an increase in income of interest in investments.

Thus, for comparison, information from prior periods has been adjusted retroactively to 01/01/2010, as shown in Note 3 in the financial statements of Petrobras.

b. relevant effects of changes in the accounting practices

Changes arising from adoption of the accounting practice described above were applied retroactively to January 1, 2010, changing balances as follows:

Balance Sheet

	Jan 01, 2010			Dec 31, 2010
	Disclosed (*)	Effect of proportional consolidation	Initial balance presented again on 01.01.2010	Disclosed (*)	Effect of proportional consolidation	Restated
Current assets	74.374	(934)	73.440	106.685	(783)	105.902
Non current receivables	34.923	(574)	34.349	38.470	(752)	37.718
Investment	5.772	2.272	8.044	8.879	2.713	11.592
Fixed Assets	227.079	(2.432)	224.647	282.838	(2.743)	280.095
Intangible Assets	8.271	(1.482)	6.789	83.098	(1.559)	81.539
	350.419	(3.150)	347.269	519.970	(3.124)	516.846

Current liabilities	55.161	(1.068)	54.093	56.834	(886)	55.948
Non current liabilities	128.363	(1.653)	126.710	152 .911	(1 .841)	151 .070
Net Equity Attributable to Petrobras
Shareholders	164.317		164.317	306.766	(1)	306.765
Interest of non-controlling shareholders	2.578	(429)	2.149	3.459	(396)	3.063
	350.419	(3.150)	347.269	519.970	(3.124)	516.846

Income Statement
				2010
				Disclosed	Effect of proportional consolidation	Presented again
Sales revenue				213.274	(1.432)	211.842
Sold products and services cost				(136.052)	435	(135.617)
Gross Profit				77.222	(997)	76.225
Expenses				(30.165)	334	(29.831)
Profit before Interest, financial result and taxes				47.057	(663)	46.394
Net financial income				2.563	57	2.620
Result of investment interest				208	377	585
Employeers and directors interest				(1.691)		(1.691)
Profit before tax				48.137	(229)	47.908
Income tax/social contribution				(12.236)	209	(12.027)
Net Profit				35.901	(20)	35.881
Attributed to:
Petrobras shareholders				35.189		35.189
minority shareholders				712	(20)	692
				35.901	(20)	35.881

Consolidated cash flows
				2010
				Disclosed	Effect of proportional consolidation	Presented again
cash flow generated from operations				53.435	(564)	52.871
Cash used in investments activities				(105.567)	383	(105.184)
cash flow generated from financing activities				53.858	(81)	53.777
Effect of exchange variations on cash and equivalents				(437)	143	(294)
Net changes in cash for the fiscal year				1.289	(119)	1.170
Cash and cash equivalents for the begin of fiscal year				29.034	(788)	28.246
Cash and cash equivalents for the end of fiscal year				30.323	(907)	29.416

c. exceptions and highlights in the auditor’s opinion

None.

10.5. The officers must name and comment on the critical accounting policies the issuer has adopted, exploring, particularly, accounting estimates made by the management regarding uncertain and relevant issues for the description of the financial status and the results, which require subjective or complex judgment, such as contingency provisions, acknowledgment of the revenue, tax credits, long-lasting assets, noncurrent asset useful life, pension plans, conversion adjustments made in foreign currency, environmental recovery costs, criteria used to test asset and financial instrument recovery

Functional currency

The functional currency of Petrobras, as well as all its Brazilian subsidiaries, is the real. The functional currency of some subsidiaries and special purpose entities that operate in the international economic environment is the US dollar and the functional currency of Petrobras Argentina S .A . is the Argentine peso

The statements of income and cash flows of the invested companies in a stable economic environment with a functional currency different from the Parent Company are translated into Reais at the monthly average exchange rate, assets and liabilities are translated at the final rate and the other items of shareholders’ equity are translated at the historical rate.

The exchange variations on investments in subsidiaries and affiliated companies with a functional currency different from the Parent Company are recorded in shareholders’ equity, as an accumulated translation adjustment and are transferred to the statement of income upon realization of the investments.

Accounting estimates

In the preparation of the financial statements it is necessary to use estimates for certain assets, liabilities and other transactions . These estimates include: oil and gas reserves, liabilities of pension and health plans, depreciation, depletion and amortization, abandonment costs, provisions for legal proceedings, market value of financial instruments, income tax and social contribution. Although Management uses assumptions and judgments that are reviewed periodically, the actual results may differ from these estimates.

Recognition of revenues, costs and expenses

Sales revenue includes the value of the consideration received or receivable for the sale of products and services, net of returns, discounts and taxes on sales.

• Revenue from sales of crude oil and its by-products is recognized when all the risks and benefits of the product are transferred to the purchaser, which usually occurs in its delivery.

• Revenue from sale of freight and other services is recognized based on their performance.

Net financial income primarily includes interest income on financial investments and securities, interest expenses on loans, gains and losses on fair value assessment in accordance with the classification of bond, in addition to the net monetary and exchange variations.

Revenues, costs and expenses are accounted for on an accrual basis.

Marketable securities

The Company classifies marketable securities on initial recognition, based on Management’s strategies for these securities in the following categories:

  Securities for trading are stated at fair value . Interest, monetary restatement and changes resulting from the valuation to fair value are recorded in the income statement when incurred.

  Securities available for sale are stated at fair value . Interest and monetary restatement are recorded in the income statement, when incurred, while the changes resulting from valuation to fair value are recorded in equity valuation adjustments, in shareholders’ equity, and transferred to the income statement for the year, upon settlement.

  Securities held until maturity are stated at cost of acquisition, plus interest and monetary restatement, which are recorded in the income statement when incurred.

Loans and financing

They are initially recognized at fair value less transaction costs incurred and, after initial recognition, are measured at amortized cost using the method of effective interest rate.

Derivative financial instruments and hedge operations

All the derivative financial instruments were recognized in the Company’s balance sheet, both under assets and liabilities and are measured by their fair value, determined based on market closing quotations, when available.

Concerning derivative operations to hedge against variations in oil and oil products prices and currency, the gains and losses deriving from fair value variations are recorded under financial result.

For cash flow hedge operations, the gains and losses deriving from fair value variations are recorded under assets valuation adjustments, in shareholders’ equity, until these are settled.

Inventories

Inventories are stated as follows:

  Raw materials comprise mainly oil inventories, which are stated at average costs of imports and production adjusted when applicable to their realizable value;

  Oil and alcohol by-products are stated at average cost of refining or purchase adjusted when applicable to their realizable value;

  Materials and supplies are stated at average purchase cost not exceeding the replacement costs and imports in transit stated at identified cost.

Corporate investments

They are valued by the equity method, investments in subsidiaries, jointly controlled and also in associated companies on which management has significant influence, and other companies forming part of the same group or under common control.

Combination of business and goodwill

Analysis of the acquisition is made on a case by case basis to determine whether the transaction represents a business combination or an asset purchase. Transactions between entities under common control do not constitute a business combination.

Assets and liabilities acquired in a business combination are recorded in accordance with the acquisition method and recognized at their respective fair values . Any acquisition costs in excess of the fair value of the net assets acquired (net of identifiable assets and acquired liabilities) are recognized as goodwill under intangible assets .If the acquisition cost is lower than the fair value of the net acquired assets, it is recognized as a gain in the result.

Changes in interest in subsidiaries that do not result in loss of control are recognized directly in net equity as additional contribution of capital, by the difference between the price paid/received and the carrying amount of the interest acquired/sold.

In acquisition of interest in associated companies and jointly controlled companies, although it does not configure a business combination, the net assets acquired are also recognized at fair value, and goodwill is shown on investment.

Property, plant and equipment

Valuation

They are stated at the cost of acquisition or construction, which represent the costs for bringing the asset to operating conditions, monetarily restated during hyperinflationary periods, less accumulated depreciation and losses through impairment . The rights that have as objects tangible assets intended for the maintenance of the Company’s activities, resulting from operations that transfer the benefits, risks and control of these assets, are presented at fair value, or if lower, by the present value of the minimum payments of the contract.

The costs incurred with exploration, development and production of oil and gas are recorded according to the successful efforts method . This method establishes that the development costs of all the production wells and the successful exploration wells, linked to economically viable reserves, are capitalized, while the geology and geophysics costs are considered expenses for the period in which they occur and the costs for dry exploration wells and the costs linked to noncommercial reserves are recorded in the income statement when they are thus identified.

Material expenses with maintenance of the industrial units and ships, which include spare parts, dismantling and assembly services, amongst others, are recorded in property, plant and equipment. The financial charges on loans taken out that are directly attributable to the acquisition or construction of assets are capitalized as part of the costs of these assets . The costs of loans that are not directly related to the assets are capitalized based on an average funding rate on the balance of the work in progress . These costs are amortized over the estimated useful lives of the respective assets or by the unit of production method.

Depreciation

The equipment and facilities for petroleum and gas production monthly related to the respective developed wells are depreciated according to the volume of production in relation to the proven and developed reserves of each producing field. The straight-line method is used for the assets with a useful life shorter than the life of the field or that are linked to fields in various stages of production.

Land is not depreciated . The other items of property, plant and equipment are depreciated according to the straight-line method, based on the following estimated useful lives:

Class of assets	Weighted average useful
Buildings and improvements	25 years (25-40 years)
Equipment and other assets	20 years (3-31 years)

The stoppages for maintenance occur, on average, in programmed periods of four years, and the respective expenses are depreciated as a production cost until the beginning of the following stoppage.

Intangible assets

They are stated at the cost of acquisition, less accumulated amortization and impairment . They comprise rights and concessions that include, mainly, the signing bonus paid for obtaining concessions for exploration of petroleum or natural gas, burdensome assignment of exploration rights in blocks of the pre-salt area and public service concessions, in addition to trademarks and patents, software and goodwill from expectations of future profitability resulting from acquisition of a controlling interest (subsidiaries and jointly controlled subsidiaries) . Goodwill resulting from acquisition of an interest in affiliated companies is presented in the investment.

The signing bonus and burdensome assignment are amortized by the unit of production method in relation to the total proven reserves, while the other intangible assets are amortized on a straight line basis according to their estimated useful life, except for the goodwill that is not amortized.

The charged assignment of exploration rights will also be amortized by the produced unit method.

Decrease to recoverable value – Impairment

The Company evaluates the items of property, plant and equipment, intangible assets with a definite useful life and deferred charges (individual) when there are indications they will not recover their book values. The assets that have an indefinite useful life, such as goodwill for expectations of future profitability, are tested for impairment annually, regardless of whether there are indications of impairment or not.

When applying the impairment test to the recoverable value of assets, the carrying value of an asset or a cash generating unit is compared with its recoverable value. The recoverable value is the higher value between the net sales value of an asset and its value in use. Considering the particularities of the Company’s assets, the recoverable value used for evaluation of the impairment test to recoverable value is the value in use, except when specifically indicated.

This use value is estimated based on the present value of future cash flows, resulting from the company’s best estimates. The cash flows resulting from continuous use of the related assets are adjusted by the specific risks and use the pre-tax discount rate. This rate is derived from the structured post-tax rate on the weighted average cost of capital (WACC). The main assumptions for the cash flows are: prices based on the last strategic plan published, production curves associated with existing products in the Company’s portfolio, market operating costs and investments required for carrying out the projects.

These evaluations are made at the lowest level of assets for which there are identifiable cash flows. Assets connected with the exploration and development of oil and gas production are reviewed annually, field by field, in order to identify possible losses on recovery based on the estimated future cash flow.

Reversal of previously recognized losses is permitted, except in relation to the decrease in the value of goodwill for expectations of future profitability.

Leases

The obligations of lease agreements, with transfer of benefits, risks and control of property are recognized as liabilities and finance leases. Where the Company is the lessor, these agreements are recognized as receivables in the assets. The other lease agreements are classified as operating leases and payments are recognized as expense in the income during the term of the agreement.

Abandonment of wells and dismantling of areas

The future liability for abandonment of wells and dismantling the production area is stated at its present value, discounted at a risk free rate and is fully recorded at the time of the declaration of commercial viability of each field, as part of the costs of the related assets (property, plant and equipment) as a contra entry to the provision recorded in the liabilities that will bear these expenses . The interest incurred through the updating of the provision is classified as a financial expense.

Income tax and social contribution

These taxes are calculated and recorded based on the rate of 25% for income tax and 9% for social contribution on taxable income . Deferred taxes and social contributions are recognized as a result of temporary differences, tax loss carry forwards and negative basis of social contribution, when applicable.

For purposes of calculating the income tax and social contribution on current income, the Company adopted the Transition Tax Regime, as established in Law 11941/09, i .e . for calculating taxable income it considered the accounting criteria of Law 6404/76 before the amendments of Law 11638/07 . The taxes on temporary differences, generated by adopting the new corporate law, were provisioned for as deferred tax and social contribution assets and liabilities.

Employee benefits

Provisions are recorded for the actuarial commitments with pension and retirement plans and the healthcare plan, based on an actuarial calculation prepared annually by an independent actuary, in accordance with the projected credit unit method, net of the guarantor assets of the plan, when applicable, and the costs referring to the increase in the present amount of the liability, resulting from the service provided by the employee, recognized during the employees’ time of service.

The projected credit unit method considers each period of service as a generating fact for an additional unit of benefit, which is accumulated for the computation of the final obligation . Additionally, other actuarial assumptions are used, such as estimates of the evolution of costs with healthcare benefits, biological and economic hypotheses and, also, past data on expenses incurred and contributions from employees.

The actuarial gains and losses resulting from adjustments based on experience and on changes in the actuarial assumptions are included or excluded, respectively, when determining the net actuarial commitment and are amortized over the average period of service remaining for the active employees.

The Company also contributes to the national pension and social security plans of international subsidiaries, whose percentages are based on the payroll, and these contributions are taken to the income statement when incurred.

Government grants and support

Government grants for investments are recognized as revenue over the period, compared with the expenses that it intends to compensate on a systematic basis, applying in Petrobras as follows:

  Grants with reinvestments: in proportion to the depreciation of the property; and

  Direct grants related to exploration income: directly in the income.

The values gained in the income will be allocated to the tax incentive reserve in net equity.

New standards and interpretations

During 2011, the following standards issued by IASB entered into force, but did not impact the financial statements of the Company:

  Revised version of IAS 24 - "Related Party Disclosures”.

  IFRIC 19 - "Extinguishing Financial Liabilities with Equity Instruments.

  Amendment of IFRIC 14 - "Prepayments of a Minimum Funding Requirement”.

  Amendment of IAS 32 - "Classification of Rights Issues”.

The standards issued by IASB that are not yet in force and have not had their early adoption by the Company until December 31, 2011 are as follows:

Rules	Description	Term (*)
Amendment to the IFRS 7	Disclosures: Transfers of Financial Assets.	July 01, 2011
Amendment to the IAS 12	Deferred Tax: Recovery of Underlying Assets. Establishes criteria for the estimate of an asset tax base	January 1, 2012
IFRS 10	Consolidated Financial Statements. Establishes the principles for preparation and submission of consolidated accounting statements, whenever an entity controls one or more entities.	January 1, 2013
IFRS 11	Joint Arrangements. Establishes the principles for disclosure of accounting statements of entities which are part of joint arrangements.	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities. Consolidates all the requirements for disclosure that an entity must perform whenever it has interests in one or more entities.	January 1, 2013
IFRS 13	Fair Value Measurement. Defines the fair values, explains how to measure it and determines whatever should be disclosed under this measurement form.	January 1, 2013
Amendment to the IAS 1	Presentation of Items of Other Comprehensive Income. Collects in Other Comprehensive Income items that may be reclassified for profits or losses in the fiscal year income statement.	January 1, 2013
Amendment to the IAS 19

Employee Benefits. Eliminates the corridor method for the acknowledgment of actuarial profits and losses, simplifies the presentations of variations in assets and liabilities of benefit plans defined and extend the disclosure requirements.

January 1, 2013
Amendment to the IFRS 7	Disclosures – Offsetting Financial Assets and Financial Liabilities. Establishes the disclosure requirements of offsetting settlements of financial assets and liabilities.	January 1, 2013
Amendment to the IFRS 9

Mandatory Effective Date of IFRS 9 and Transition Disclosures. Postpones the effective date of IFRS 9 for 2015. Also eliminates the compulsory reediting of comparative information and require additional disclosure on the transition for the IFRS 9.

January 1, 2015
(*) Standards in force from the years beginning on or after such dates.

The Company is evaluating the impacts of the amendment to IAS 19 in its financial statements. As for the other amendments and new standards listed above, the Company estimates that their adoption will not bring significant impacts on its financial statements.

10.6. Regarding the internal controls adopted to ensure reliable financial statements are prepared, the officers must comment on:

a. efficiency levels of such monitoring mentioning possible imperfections and measures taken in order to correct them

The Petróleo Brasileiro - Petrobras and subsidiaries (“the Company”) administration is responsible for establishing and maintaining the effective internal controls to the preparation and disclosing of consolidated accounting statements.

The Company’s internal controls referring to the preparation and disclosing of consolidated accounting statements are processes developed by or under the supervision of the Company’s Audit Committee, the Chairman and the Financial Director and executed by the directors and other officers in order to provide reasonable safety in relation to the dependability of the development process and disclosing of the financial reports and to the development of accounting statements for external use, according to the accounting principles generally accepted.

Due to the own limitations, the internal controls on the development process and disclosing of the consolidated accounting statements may not avoid or detects mistakes properly. Therefore, even the established systems that are considered effective may provide only reasonable safety relative to the process of development and disclosing of consolidated accounting systems. Similarly, the future appraisals of the efficiency of the internal controls are subject to the risk that the controls may become inadequate due to the changes in the conditions or that the level of compliance of the policies or procedures may deteriorate.

The Administration has assessed the efficacy of the Company’s internal controls referring to the process of development and disclosure of the consolidated accounting statements on December 31, 2011. Based on this assessment, the Administration has concluded that, on December 31, 2011, the Company’s internal controls referring to the development of the consolidated financial statements are effective.

b. deficiencies and recommendations on internal monitoring on the report by the independent auditor

KPMG independent auditors did not identify any deficiencies or recommendations on Company’s internal monitoring that could affect the technical opinion on account statements referring to the year ending on the 31st December 2011.

10.7. If the issuer has made a public offer to distribute securities, the officers must comment on:

a. how the resources resulting from the offer were used

The Company made a global offer of shares in the amount of R$120 billion, considering the Supplementary Lot and the Additional Lot. Net resources, including LFT, are used (1) to compensate the Onerous Assignment and (2) to continue developing all of our business segments. We intend to allocate those net resources specifically as follows:

  approximately 62.2% to compensate the Onerous Assignment, according to Act 12,276; and

  approximately, 37.8% applies to finance our investments, which, according to our business plan for 2011-2015, are of USD 224,7billion, as well as for keeping a capital structure and proper leveraging indexes.

b.if there were relevant deviations between the actual use of the resources and the use proposals announced in the prospectus for the actual distribution

Not applicable.

c. if there were deviations, the reasons for such deviations

Not applicable.

10.8. The officers must describe the relevant items that are not made clear in the issuer's financial statements, indicating:

a. assets and liabilities directly or indirectly owed by issuer, which are off-balance sheet items, such as:

On December 31, 2011, there were no items not included on our balance sheet that have a material effect, or could potentially have a material effect, on our financial condition, our revenues or expenses, operating results, liquidity, investments or capital resources.

The following table summarizes our outstanding contractual obligations and commitments as of December 31, 2011:

		Payments with due dates per Year
	Total	2012	2013-2016	2017 em diante
		(In BRL million)

Contractual obligations
Balance sheets items (1):
Debt obliagtions	143.327	6.921	47.730	88.676
With transfer of benefits, risks and control of assets	265	39	74	152
Total items of balance sheet	143.592	6.960	47.804	88.828
Other long-term contractual commitments
Ship or pay natural gas	9.054	1.199	3.980	3.875
Contract service	161.901	69.111	70.184	22.606
Natural gas supply contracts	21.316	3.002	10.838	7.476
Without transfer of benefits, risks and control of assets	104.132	24.044	55.156	24.932
Purchase commitments	38.975	15.135	14.905	8.935
International purchase commitments	29.599	11.443	9.713	8.443
Total other long-term commitments	364.977	123.934	164.776	76.267
Total	508.569	130.894	212.580	165.096

(1) Excludes post-employment benefits. See note 24 of the Financial Statements.

i. operating leasing, assets and liabilities

ii. sold receivables portfolios in which the entity has risks and responsibilities, indicating the respective liabilities

iii. future product or service purchase and sale agreements iv. unfinished construction contracts

v. future financing receipt agreements

b. other items that are not featured in the financial statements

Not applicable.

10.9. Regarding each of the items that is not featured in the financial statements shown in item 10.8, the officers must comment on:

a. how such items change or may come to change the revenues, expenses, operating results, financial expenses or other items in the issuer's financial statements

Not applicable.

b. nature and purpose of the operation

Not applicable.

c. nature and amount of the obligations taken on and the rights generated in favor of the issuer as a result of the operation

Not applicable.

10.10. The officers must indicate and comment on the main elements in the issuer's business plan, exploring, specifically, the following issues:

a. investments, including:

i. quantitative and qualitative description of the investments in progress and the foreseen investments

The 2011-2015 Business Plan, disclosed by the Company on July 22, 2011, estimates US$ 224,7 billion investments, which will represent an average of US$ 44,9 billion per year. From this total amount, 95% (US$ 213,5 billion) are assigned for projects in Brazil and 5% (US$ 11,2 billion) to overseas activities.

In global terms, the amount of investment of the PN 2011-15 is aligned to what was published in the previous Plan ( 2010-2014 Business Plan). From the maintained projects, there was a reduction of investments in the approximate amount of 9,7%, especially as a result from the changes in the schedule. It is estimated a US$ 32,1 billion investment in new Project, from which 87% dedicated to the E&P area, with a special attention to the Onerous Concession (US$12,4 billion).

According to the 2011-2015 Business Plan, the Exploration and Production segment (E&P) should receive investments in the amount of US$ 127,5 billion, which represent an increase of 7,3% in relation to the 2010-2014 Business Plan. These resources are intended to guarantee the discovery and appropriation of reserves, maximize the recovery of oil and gas in the production concessions, in addition to the develop the production of the pre-salt in the Santos Basin and intensify the exploration effort in the other areas of the pre-salt and in new frontiers in Brazil and abroad. The investments in the pre-salt correspond to 45.4% of the total amount of the E&P in Brazil and approximately 50% of the amount destined to the development of production.

The Refinery, Transportation and Commercialization segment has investments estimated in the amount of US$ 70,6 billion. The strategy aims to expand the capacity of refine in order to meet the total expected demand in the national market of derivates. New refineries, the quality of fuels and modernization sum up 74 % of the investments. It is planned the construction of four new refineries: Refinaria do Nordeste, Comperj, Refinaria Premium I and Refinaria Premium II.

The investments estimated in the Petrochemical segment sum up the amount of US$ 3,8 billion, focusing in the production of petrochemicals and biopolymers preferably by means of corporate participation, especially in Brazil, integrated with other segments of the Company. In relation to the projects in the area, it is important to highlight the implementation of the Suape Petrochemical Plant.

The Distribution business should receive investments in the amount of US$ 3,1 billion, aiming to guarantee the leadership in national distribution, with a goal of 40,6% participation in the national market in 2015, with a special attention to the investments in logistics with the purpose of following up the growth in the national market and meet the legal and regulatory demands.

After an investment stage in infrastructure on natural gas transportation for the delivery of the production and supply to the consumer market, the segment of Gas and Energy is expected to receive the amount of US$ 13,2 billion, which shall be applied to the second cycle of investments in order to ensure market to the gas associated to the production of oil, particularly to the pre-salt production. Most of the investments in the sector, approximately US$ 9 billion, aim to serve the consumer market including the expansion of the thermal power stations and the plants of chemical transformation of natural gas into fertilizers. It is estimated the construction of three fertilizers plants for the production of nitrogen based fertilizers (Ammonia and Urea) in synergy with other Petrobras assets. The other investments are directed especially to the construction of regasification terminals of GNL and liquefaction/ natural gas processing.

Despite of the larger direction of investments in the local market, there will be an investment of US$ 11 billion in the international area, with focus in development of exploration and production in the Mexico Gulf (Cascade, Chinook, Saint Malo and Tiber), Africa West Coast (Nigeria). The E&P segment represents approximately 87% of the total international area.

The Biofuels segment shall receive US$ 4,1 billion, being US$ 2,8 billion in direct investments by the wholly owned subsidiary Petrobras Biocombustível (PBIO), with focus on integrated action in production, logistics and commercialization of biofuels, participating in the value chain Brazil and oversea, by exploring synergies. In this investment, 79% is intended to the ethanol business and ethanol logistics.

Furthermore, in the scope of the 2011-2015 Business Plan, the Company intends to apply investments for the overcoming of technological challenges, operational safety and human resources. In the area of Safety, Environment, Energetic Efficiency and Health (SMES) it shall be invested the amount of US$ 4,2 billion, US$ 2,7 billion in the area of Information Technology and Telecommunications (TIC) and US$ 4,6 billion in Research and Development (P&D) representing a total investment of US$ 11,5 billion.

In order to foster the development of the chain of national suppliers and the entry of foreign companies in the national market, the Company shall seek to consolidate the demands and perform long term contracting with growing local content requirements; to implement actions in order to increase the participation of national sub-suppliers; support the development of innovative national companies; aggregate new suppliers (currently outside the chain); support initiatives of personal training and expand the support to the Programa Progredir (Advancing Program) provided to improve the financing of suppliers chain.

In order to comply with the requirements for local content, several companies intend to develop technological centers in Brazil.

The 2011-2015 Business Plan requires the acquisition and management of critical resources for its execution. Qualified workforce, strengthened supply chain and financing capacity will be necessary for the performance of the high number of projects. The Company is working to overcome such challenges.

ii. investments' financial sources

Petrobras 2011-2015 Business Plan expects to generate along the five years the Operational Cash flow, after dividends, between US$ 125,0 and US$148,9 billion, for the A and B scenarios respectively, which corresponds to more than 55% of the amount of investment provided for the period. This generation of cash flow is based in an oil average price of US$ 110 for 2011 and US$ 80 for the remaining years of the Plan, in scenario A, and US$ 110 for 2011 and US$ 95 for the remaining years of the Plan, in scenario B. The price premise of Petrobras is within a conservative range in the horizon of the forecasts from consulting companies and other institutions.

Other variables also influence the estimates of cash flow such as: production curve, growth of Brazilian market, percentage of investment performed, operational costs and exchange rate, which was considered equal for both scenarios (average of BRL$1,73/US$).

The operational generation of cash flow is maintained as the main source of financing of the Company’s investments, and unto it was added for the first time a divestiture program and restructuring of assets in the amount of US$ 13,6 billion. The additional resources necessary for the Plan financing shall be captured exclusively by means of contracting of new debts, with the several financing sources that the Company has access in Brazil and overseas, and it does not contemplate the issuance of shares.

The goal for financial average leverage of 25-35% is maintained, as well as maximum limit of the net debt/EBITDA indicator of up to 2.5x, thus indicating our commitment with the degree of investment.

iii. relevant on-going divestments and foreseen divestments

It was added to the Business Plan, for the first time, a divestiture program of assets in the amount of US$ 13,6 billion, with the purpose of granting a higher efficiency in the management of Company’s assets and profitability.

b. in case they are already disclosed, it shall point the acquisition of plants, equipment, patents or other assets materially influencing the issuer production capacity

In the year 2011, aligned to the Company’s Strategic Plan, it was performed the following acquisitions:

  Acquisition, through its wholly owned subsidiary Petrobras Biocombustível S.A., of 50% of the share capital of BSBIOS Indústria e Comércio de Biodiesel Sul Brasil S.A.

  Acquisition, through its wholly owned subsidiary Petrobras Participaciones S.L. – PPSL, of 50% of the rights of Blocks Ntsina Marin e Mbeli Marin, located in the Coast Basin of Gabon, offshore region of Gabon Republic, in the West Coast of Africa;

  Execution of the Memorandum of Understanding (MDE) with Chinese company Sinochem Corporation and Technological Cooperation General Agreement (AGCT) with Sinopec;

  Acquisition of 100% of Innova’s share capital, petrochemical company previously controlled by Petrobras Energia Internacional, Argentinean subsidiary controlled by Petrobras Argentina (Pesa);

  Acquisition of 50% interest in Block 4, located in the Benin Coast – country situated in Africa’s West Coast – with the company Compagnie Béninoise des Hydrocarbures (CBH), Lusitania Petroleum subsidiary;

  Acquisition of 80% of the Companhia de Desenvolvimento de Plantas Utilidades S.A – CDPU, of partners SMU Energia e Serviços de Utilidades Ltda., controlled by Mitsui & Co, Sembcorp Utilities Pte. Ltd. and Utilitas Participações S.A.

  Reorganization of the portfolio of petrochemical participation of the Company, by means of partial spin off of BRK Investments Petroquímicos S.A. (“BRK”) with merger of the spun off portions by Petrobras and Petrobras Química S.A. – Petroquisa (“Petroquisa”), pro rata to its participation on BRK’s share capital,

  Merger of Companhias Termorio S.A, Usina Termelétrica de Juiz de Fora S.A. and Fafen Energia S.A, its wholly owned subsidiary companies.

c. new products and services:

i. description of on-going and already disclosed research

Following is described the main projects of Research and Development in progress. These projects have long term purposes and encompass stages that start from the idea up to the availability of solutions generated, not presenting a distinction between the stages of Research and Development. They are all divided in accordance with our strategy for Research and Development in three key points: expansion of our current businesses, aggregation of value and diversification of our products and sustainability.

Expansion of our current businesses

  Development of methodology that allowed characterization of different types of oil of the Pre-salt in the Santos Basin, which shall allow a more efficient planning of the production;

  Drilling of the first well in the world, with the Liner Conveyed Gravel Pack technology, which reduces the drilling time of horizontal wells in mature oil fields;

  Demonstration of GTL (gas to liquids) compact technology, for the production of synthetic oil from gas, eliminating the gas burn in long term testing (TLD);

  Installation of the prototype station of submarine oil-water separation in the deepwater field of Marlin. The interconnections with Marlin production system shall be finalized until February 2012. This technology facilitates the increase of production in offshore mature fields, with a better use of the existing production system;

  Drilling of well with a 53º slope in the salt. This technological solution in development for the drilling of extended and horizontal wells in the Pre-Salt, shall increase the production and reduce the number of wells;

  Qualification of the subsea system of seawater injection for the increase of production in mature fields. Three of these systems are in the final stage of installation in the Albacora field;

  Certification of the rigid risers’ technology for the Pre-Salt rigs, allowing increase of the competitiveness in this market and subsequent reduction of costs.

Valuation and diversification of products

  Begin of production of Diesel Podium with 50 ppm of sulphur (S50), in the Henrique Lage (Revap) Refinery, anticipating in six months the offer of product for the Brazilian market;

  Completion of optimization model of production systems of castor and sunflower in the semiarid, which shall enable expressive gains of productivity by means of choice of planting density and varieties, pest control and diseases, fertilization and association with other food cultures;

  Production of 12 tons of differentiated polyethylene of high density in demonstration unit of Braskem, for the production of high resistance oil rigs mooring cables, floatability and lower application cost.

Sustainability

  Completion of tests in prototype system for the reduction of up to 50% of the particulates issued by fluidized catalytic cracking (FCC);

  Completion of the first world test of oxi-combustion in FCC units, capable of capturing 1 t/day of CO2 , in addition to reduce in up to 32% of CO2 emissions in refineries in a 50% lower cost;

  Completion of the environmental characterization of the Campos Basin, consisting of the most comprehensive set of environmental information of the region, aligned with the public policies of the Environment Ministry;

  Implementation of the biological treatment unit of industrial saline wastewater for the reduction of environmental impact in the São Sebastião-SP Terminal;

  Installation of wastewater treatment and reuse unit by membrane separation in Revap and wastewater treatment and reuse by reverse electrodialysis for removal of salts in Regap, both for reduction of the discharge of wastewater.

ii. total amounts spent by issuer in research for the development of new products or services

R&D Expenses (R$ million)
2009	2010	2011
1,364	1,739	2,4
* Estimate

iii. disclosed developing projects

See item 10.10.c.i

iv. total amounts spent by issuer on the development of new products or services

See item 10.10.c.ii

10.11  Comment on other factors that might have a significant influence on the operational performance and that were not identified or commented on in the other items of this section

Every relevant information regarding the operational performance of the company has been disclosed in this section.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2012

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.